UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – SUSTAINABILITY REPORT FOR THE
YEAR ENDED DECEMBER 31, 2019

D I V E R S I F I E D ,   D E C I S I V E ,   S U S T A I N A B L E   B U S I N E S S
S U S T A I N A B I L I T Y    R E P O R T   2 0 1 9

T O   B E   T H E
LEADING
MINING
COMPANY
V I S I O N
Obuasi
V A L U E S
Safety
is our
ﬁrst value.
We treat each
other with
dignity
and respect.
We are
accountable
for our actions
and undertake
to deliver on our
commitments.
We want the
communities and
societies
in which we
operate to be better
off for AngloGold
Ashanti having
been there.
We value
diversity.
We respect the
environment.
ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

C O N T E N T S
ABOUT ANGLOGOLD ASHANTI
2
About this report
3
Our business: corporate proﬁle
4
Our performance in 2019
6
LEADERSHIP MESSAGES
8
From the Chairperson of the Social, Ethics and Sustainability Committee
8
From the Chief Executive Ofﬁcer
9
OUR STRATEGY
10
Our sustainability approach
11
Stakeholder engagement
14
Frameworks and standards
15
MATERIAL ISSUES
16
Employee safety
18
Employee and community health
20
Contributing to resilient, self-sustaining communities
23
Responsible environmental stewardship
27
Employee, community and asset security
33
Artisanal and small-scale mining (legal and illegal)
35
Respecting human rights
37
Talent management, skills development and employee relations
38
Navigating regulatory and political uncertainty and risk
40
COMPLIANCE
42
Independent assurance report
43
Administration and corporate information
49
Data relating to our
sustainability performance
can be downloaded from
our online report
www.aga-reports.com/19/
download/AGA-SR19-datatables.xls
To create value for our
shareholders, our employees and
our business, and social partners
through safely and responsibly
exploring, mining and marketing our
products. Our primary focus is gold,
but we will pursue value creating
opportunities in other minerals
where we can leverage our existing
assets, skills and experience to
enhance the delivery of value.
Our business values and beliefs
guide our behaviour, in order
that we make a positive impact.
These behaviours and beliefs
link our business activities to
our social performance.
M I S S I O N
V A L U E S
AngloGold Ashanti’s 2019 suite of reports comprises:
<IR>
Integrated Report
<NOM>*
Notice of Annual General Meeting and Summarised
Financial Information (Notice of Meeting)
<SR>
Sustainability Report
<R&R>
Mineral Resource and Ore Reserve Report
<AFS>
Annual Financial Statements
<WWW>
Reporting website
* Publication has been delayed as the forthcoming annual general meeting has been postponed.
See
<NOM>
on our reporting website for an update on when this document will be available.

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

A n  i n d e p e n d e n t ,  g l o b a l
g o l d  m i n i n g  c o m p a n y  w i t h  a
d i v e r s e ,  h i g h - q u a l i t y  p o r t f o l i o
o f  o p e r a t i o n s ,  p r o j e c t s  a n d
e x p l o r a t i o n  a c t i v i t i e s .
ABOUT
ANGLOGOLD
ASHANTI
S E C T I O N   1
Iduapriem

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

T
he AngloGold Ashanti Sustainability Report 2019
presents comprehensive and detailed information
on our performance in improving the sustainability
of our business.
In setting our reporting boundary for each material issue, we have considered the impacts that result from the activities of AngloGold
Ashanti and its associated companies, as well as from external factors.
In exceptional circumstances we may report on developments,
impacts and data outside our reporting boundary where these are material to the business and its sustainability performance.
In the context of this report, “outside of the organisation”
refers to our suppliers, where we do not own the assets and
do not directly engage or employ the workforce, and where
we do not operate the asset under a contractual obligation.
“Within the organisation” refers to all operations and entities in which the group has a controlling interest, and which are under our management in terms of a contractual obligation. We do
not report non-ﬁnancial information for Morila mine in Mali or
Kibali mine in the Democratic Republic of the Congo (DRC),
which are managed and operated by our joint venture partner
Barrick Gold Corporation.
ABOUT THIS REPORT
Signiﬁcant changes in reporting
parameters
There have been no signiﬁcant changes in our reporting
parameters during the year.
Reporting
Information is consolidated and reported as AngloGold
Ashanti results for assets under our control. For assets
where we have a signiﬁcant inﬂuence, we may choose to
report information externally if it is of speciﬁc interest to our stakeholders and applicable agreements allow.
Control
By control we mean we own the assets and engage or
employ the workforce.
Signiﬁcant inﬂuence
By signiﬁcant inﬂuence we mean we operate the asset
under a contractual obligation to the owners.
Restatements
Ongoing improvements to our data collection systems,
processes and quality can result in restatements of
previously reported data. Such restatements have been
provided in the body of this report and are noted as such
in the footnotes or corresponding disclosures.
Additional information
More information about AngloGold Ashanti is available on
our website.
Compliance with reporting standards
This report has been prepared in accordance with the Global
Reporting Initiative (GRI) Standards: Core option. These standards are the benchmark for sustainability reporting globally. In line with this option, we have conducted a robust materiality assessment and focused our reporting on these aspects.
AngloGold Ashanti is a signatory of the United Nations Global
Compact (UNGC) and this report serves as the 2019 Communication on Progress (COP). Our sustainability approach and activities are also aligned with the Sustainable Development Framework of the
International Council on Mining and Metals (ICMM).
The section on frameworks and standards provides additional
detail of compliance with other frameworks, including
voluntary memberships.
GRI content index
This section can be found in our online report.
1
1
www.aga-reports.com/19/sr
Report assurance
This section can be found on pages 42-48.
Data and transparency
We recognise that the data on our core sustainability disciplines is increasingly important to our stakeholders in analysing our performance, and we have consequently provided this information in Excel format. We believe this is an improvement that
signiﬁcantly improves transparency by making the data easier to extract and analyse.
3
www.aga-reports.com/19/sr
3
Online Sustainability Report 2019
This year our online report provides additional content
related to our perfor mance. Video case studies highlight
key initiatives, detailed data spreadsheets are available for download and our GRI content index can be viewed here.

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

OUR BUSINESS: CORPORATE PROFILE
ANGLOGOLD ASHANTI AT A GLANCE
•
Third largest gold producer globally and the largest on the African continent, producing 3.3Moz and employing 34,263 people in 2019
•
Leading responsible gold miner in meaningful partnership with host communities and government – we aim to create valuable outcomes for stakeholders over the long term
•
Listed on four stock exchanges around the world – the Johannesburg, New York, Australian and Ghana exchanges – and included in the JSE Top 40 Index, FTSE/JSE Responsible Investment Index Series (of the FTSE4Good Index), Responsible
Mining Index and the Dow Jones Sustainability Indices (now part of S&P Global Inc) and the Bloomberg Gender-Equality Index
•
A geographically diverse shareholder base includes some of the world’s largest ﬁnancial institutions
•
Market capitalisation of $9.28bn as at 31 December 2019
4
CONTINENTS
14
OPERATIONS
4
JOINT VENTURE PARTNERS
3
PROJECTS
A
ngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across ten countries on four continents.
While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products and will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance value creation.
Geita
Geographic shareholdings (%)
South Africa
24
United Kingdom
16
Europe
7
North America
43
Asia
6
Rest of the world and other
4
CORPORATE DEVELOPMENTS
•
Obuasi redevelopment achieved ﬁrst gold pour in
December 2019
•
Sale of South African and Mali assets announced
•
Sale process of asset in Argentina advanced
•
Closure at Yatela is on track and its sale is pending,
subject to fulﬁllment of conditions precedent

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Legend
Operations
Projects
Asset sale underway
Greenﬁelds exploration
(1)
Sale process at an advanced stage
(2)
Change in ownership to 100% as B2Gold's shareholding was converted to a share of proﬁts. Will be a copper mine producing gold and silver as by-products
(3)
Agreement and sale announced December 2019
(4)
Obuasi's redevelopment project began in 2019
(5)
Kibali and Morila are managed and operated by Barrick Gold Corporation (Barrick)
(6)
Agreement and sale announced post year end in February 2020
* An agreement reached for B2Gold to earn back 50:50 partnership effective from 1 January 2020
AMERICAS
1   Argentina
Cerro Vanguardia (92.5%)
(1)
2   Brazil
Serra Grande
AGA Mineração
3   Colombia
Gramalote (51%)*
La Colosa
Quebradona
(2)
CONTINENTAL AFRICA
4   Guinea
Siguiri (85%)
5   Mali
     Morila
(5)
Sadiola (41%)
(3)
6   Ghana
     Iduapriem
     Obuasi
(4)
7
Democratic Republic of the
Congo (DRC)
Kibali (45%)
(5)
8   Tanzania
Geita
SOUTH AFRICA
9
South Africa
Mponeng
(6)
Surface Operations
(6)
AUSTRALIA
10   Australia
Sunrise Dam
Tropicana (70%)
OUR
FOOTPRINT
Our operations and projects are grouped regionally as follows:
Note: Percentages indicate the ownership interest held by AngloGold Ashanti.
All operations are 100%-owned unless otherwise indicated
9
2
3
1
8
10
7
6
4
5

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

PAGES
18-19
PAGES
20-22
SAFETY:
HEALTH:
2015
2016
2017
2018
2019
All injury frequency rate (AIFR)
(per million hours worked)
7.18
7.71
7.49
4.81
3.31
2015
2016
2017
2018
2019
Noise-induced hearing loss (NIHL)
(number of cases)
68
147
132
39
20
Fatalities in 2019
(2018: 3)
New cases of
silicosis in 2019
(2018: 47)
All occupational disease
frequency rate (AODFR)
(2018: 3.29)
0
19
1.36
Wo r k p l a c e s
f r e e   o f   i n j u r y
a n d   h a r m
H e a l t h y   w o r k p l a c e s ,   h e a l t h y   e m p l o y e e s
a n d   h e a l t h y   c o m m u n i t i e s
Alignment to SDGs
Alignment to SDGs
A
s we deepen the integration of sustainability
into our business, we have strengthened the
connection between our business activities
and the United Nations Sustainable Development
Goals (SDGs). This section provides an overview
of our performance in 2019, aligned with our 2030
aspirational goals.
OUR PERFORMANCE
IN 2019
Obuasi

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

PAGES
27-32
PAGE
37
PAGES
33-34
PAGES
23-26
ENVIRONMENT:
  Z e r o   h a r m   a n d   e q u i t a b l e   u s e   o f   n a t u r a l   r e s o u r c e s
GOVERNMENTS AND COMMUNITIES:
R e s i l i e n t   a n d   s e l f - s u s t a i n i n g
c o m m u n i t i e s   –   f r e e   f r o m   p o v e r t y   a n d   i n e q u a l i t y
Total economic value distributed
Voluntary Principles on
Security and Human Rights
(VPSHR) incidents
(2018: 0)
VPSHR
allegations
(2018: 1)
VPSHR training of
security personnel
(2018: 98%)
$3,316m
=
+
+
+
+
0
3
99.5%
N o   h u m a n   r i g h t s   v i o l a t i o n s   a n d   c o m m u n i t i e s   a s s i s t   i n
p r o t e c t i n g   o u r   b u s i n e s s
Alignment to SDGs
A l i g n m e n t t o S D G s
Alignment to SDGs
2015
2016
2017
2018
2019
Water use efficiency
(kilolitres per tonne treated)
0.64
0.59
0.61
0.57
0.59
2015
2016
2017
2018
2019
Energy intensity
(gigajoule per tonne treated)
0.31
0.33
0.35
0.32
0.33
2016
2017
2018
2019
Environmental incident rate
(number of incidents per million tonnes mined)
1.77
1.43
1.43
1.25
SECURITY AND HUMAN RIGHTS:
$808m
$559m
$208m
$26m
$1,715m
Government Employees Providers
of capital
Community Suppliers
and services
1
About AngloGold Ashanti section of the <IR>

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

T
he most useful value of the AngloGold Ashanti
Sustainability Report (SR) is that it presents the
company an opportunity to meet its statutory and
voluntary reporting obligations as well as account to all
its stakeholders, including shareholders, governments,
employees, communities, and its peers in the industry.
The report also enables the company to assess the effectiveness of the oversight function of the board and all its sub-committees, and in particular, the Social, Ethics and Sustainability (SES) Committee
and its sponsors in the executive and management teams.
It is a crucial tool in providing evidence of our efforts to operate responsibly and our contribution to our bottom line and to improving society. It highlights those areas where we can and must improve our performance.
Increasingly the demands of all stakeholders, from shareholders, to governments and communities in which we operate, are merging for a fair deal and tangible beneﬁts from the development of ﬁnite natural resources.
AngloGold Ashanti elevated discussions on environmental, social and governance (ESG) issues from as early as 2012. This has
matured over the years and the company welcomes the increasing concern of shareholders, investors and fund managers with ESG, as they push companies to address climate change, structural inequalities, diversity and accountability.
In 2019 the company doubled its efforts to mainstream sustainability across all its business units. We successfully located the
responsibility for driving sustainability at the center of our strategy, investment priorities, operations, on all strategic executive decisions.
Our engineers and accountants must question whether their
decisions will improve the overall sustainability of the business, and strengthen our social license to operate. We also seek to ensure that our efforts are congruent with the environmental, social and governance objectives of a diverse universe of stakeholders. We have set targets in safety, diversity and inclusion, localisation and emissions, among others.
We believe that level of integration will make our business
vastly more sustainable. In this regard, the Social, Ethics and
Sustainability Committee has created clear, understandable links between the sustainability of the business, its overall performance and the remuneration and reward of the people responsible for implementing the company strategy.
AngloGold Ashanti can conﬁdently claim that our approach
has delivered tangible results. The company recorded its ﬁrst calendar year without a fatal incident, with the total days without an occupational fatality reaching 633 days by the end of the
ﬁnancial year. Because safety and the health of our employees is our ﬁrst priority, this achievement was signiﬁcant particularly because of the difﬁcult safety journey over the years. It shows what can be achieved when clear objectives are set, when
accountability is placed at the right level, and when practical strategies are designed. We can never be complacent and that was made very clear in March 2020 when we lost four of our
colleagues in two separate incidents. They were Lucas Maapea,
41, Xolani Ngqwemese, 31, Mokhethea Johannes Radebe, 47,
Thabo Rakometsi, 29. The loss is heart-breaking and a stark
reminder that we have to underline our commitment to safety.
The Company is also responding diligently to material challenges
1
presented by the recent Covid-19 pandemic.
During the year we improved our efforts to involve communities in determining the direction of social projects. Meaningful dialogue has improved community relations and enabled better identiﬁcation of risks before they manifest in operational disruptions.
We continued to encourage more women to develop careers in
the mining sector, both at a site management and executive level.
We have looked at the recruitment of women and encouraged
that they are included across the mining value chain. The Human
Resources management team reports to the committee on
the representation of women at every level and has adopted a deliberate approach of setting targets and making sure these are achieved beyond employment legislation policy directives.
Reporting on the occupational health of our staff has been central to the work of the committee. Similarly, the committee’s role in overseeing stewardship over the environment has been rigorous, especially the health of our tailings dams and the prevention of water pollution in the mining process.
We work in line with the requirements of the King IV Report
on Corporate Governance, ensuring the company remains
a responsible corporate citizen. The committee monitors
sustainability practices in the areas of social investment,
employment equity, diversity and inclusion, localisation, health of discipline, whistle-blowing and compliance strategies.
As chair of the Social, Ethics and Sustainability Committee for the last eight years, I have seen signiﬁcant progress in many areas. Safety is vastly improved, our efforts to boost local content are gaining traction and we have more women in almost every area of the business. Our Obuasi mine – for so long the most pressing of our sustainability challenges – has reopened after a ﬁve-year hiatus, with strong support from stakeholders, in particular the government in Ghana.
As I bow out from AGA, I thank my colleagues on the board and in the executive and the dedicated women and men across the
business. Their unwavering support and robust debate have led to the extraordinary progress we have made together in strengthening the company, enhancing its reputation and contributing to its value through our relentless advocacy for the centrality of sustainability in our business.
FROM THE CHAIRPERSON
OF THE SOCIAL, ETHICS AND
SUSTAINABILITY COMMITTEE
SUSTAINABLE
FUTURES
Nozipho January-Bardill
Chairperson of the Social, Ethics and Sustainability Committee
1
http://www.anglogoldashanti.com/covid-19/

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

A
ngloGold Ashanti has embraced and worked to integrate
sustainability into its core business from as early as
2012, improving its ability to deal with the increasing
complexity of the operating landscape for mining companies.
The year 2019 has been an extraordinary one for listed companies as stakeholders, speciﬁcally shareholders, have sharpened their focus on the non-operational issues that are now characterised by the catch-all term Environmental, Social and Governance factors, or ESG. The implications for companies are clear: improve your
ESG performance and demonstrate clear strategies for dealing with issues or be penalised by the allocators of global capital, and guarantors of your social licence to operate.
This is a welcome change in emphasis from investors, and is well aligned with AngloGold Ashanti’s operating ethos. We endeavour to make positive impacts wherever we operate, with a particular focus on developing skills in our host communities and spending locally to build capacity in these markets. The drive to hire locals at every level is important in ensuring lasting beneﬁts for our communities, as well as to increasing diversity across our organisation.
An excellent example of this is the redevelopment of our Obuasi
Gold Mine, in Ghana. I’m proud to say that Ghanaians comprise
96% of the workforce – three quarters of those from the Obuasi district. The lion’s share of our capital is going to local companies, with around 80 cents of every dollar spent on restarting the mine, spent in Ghana.
You will see in the pages that follow, our efforts across a broad front to mitigate the impacts of our activities on the environment and to leave a positive imprint on society. We have achieved success in some places and fallen short in others. We are working to improve.
There is a growing sense that the private sector must take the lead in improving its social performance to help turn the tide against nationalism and political polarisation, trends that present a threat to global economic growth and security. Safety remains our ﬁrst priority, but there is also an urgency around ensuring environmental stewardship, addressing income inequality, gender parity, public health and the needs of the communities in which we operate. Perhaps unsurprisingly, climate change tops the agenda for many investors.
We have done important work on Climate Change. We achieved our long-term target – set in 2008 – to reduce our emissions intensity by 30% over 15 years, early. We recognise more work is needed to mitigate our contribution towards the planet’s changing climate.
This year we will review our Climate Change approach with updated climate models to ensure the business is prepared for a range of weather scenarios. We will also continue investments that ensure communities are better prepared and will set new emission targets.
The second-order consequences of a hotter and drier Sahel region in
North and West Africa, are increasing levels of conﬂict and population displacement, forcing people to seek alternative livelihoods. Artisanal and small-scale mining (ASM) is often the easiest way to replace lost income and in many cases, it is geology that determines where displaced people settle. We continue to search for a holistic way to deal with this challenge while recognising the social and macroeconomic factors that are driving it. Our preferred approach to dealing with the challenges that informal mining presents, is the formalisation of ASM which may offer an opportunity for people to earn livelihoods, and a way for governments to capture some of the beneﬁt from the development of a scarce resource.
This is easier said than done. There are a number of factors to consider, including the safety of small-scale miners, measures to limit environmental damage and rehabilitate, and a means to sell the gold in a legitimate way, and at a fair price. Each one of these is complex, and we will continue to work with stakeholders to
ﬁnd a lasting solution. We’ve seen some promising examples of formalisation efforts in Colombia, Ghana and Tanzania, which we will continue to support.
It is important to distinguish between ASM and illegal mining, and we will adhere to the strict application of the rule of law in dealing with the latter, which often disrupt and threaten legitimate large-
scale mining operations.
This year we recorded another record safety year – passing
20 months fatality free at the end of 2019 for the ﬁrst time.
Our safety journey provides valuable lessons on how to integrate a ‘sustainability’ discipline into an operating framework, notably by correctly understanding the challenge, developing a strategy with clear milestones, understood by every member of the
organisation, and the placing of accountability for achieving an ambitious set of goals. Safety is fully integrated into our business;
every employee and contractor understand safety is their ﬁrst priority and personal accountability.
Notwithstanding this achievement, we received a heart-breaking reminder of the fragility of these milestones. In March we lost four colleagues in two separate incidents at our Mponeng mine. The
ﬁrst, a large seismic event immediately ahead of the face, caused a massive face ejection and fall of ground, that left three of our colleagues dead. A short time later, in the old TauTona section of the mine, one of our colleagues was killed in a horizontal transport incident. This is a tragic loss that we mourn with the families and loved ones of the deceased, and it enjoins us to drive ever harder toward our goal for zero harm.
In closing, I commit to placing sustainability at the centre of our business. That goes as much for ensuring we have the appropriate capital structure to weather any market outcome, as it does
for investing in the resilience of our host communities. Every department in this company – from our legal and ﬁnance teams, to the mine planning and geology groups – is learning to view their work through a sustainability lens.
ESG
FOCUS
Kelvin Dushnisky
Chief Executive Ofﬁcer
F R O M   T H E   C H I E F   E X E C U T I V E   O F F I C E R

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

Iduapriem
S E C T I O N   3
OUR
STRATEGY
A   s t r o n g   s u s t a i n a b i l i t y
p e r f o r m a n c e   e n a b l e s
u s   t o   a c h i e v e   o u r
o v e r a r c h i n g   s t r a t e g y
t o   r e a l i s e   s u s t a i n a b l e
i m p r o v e m e n t s   t o   c a s h
f l o w   a n d   r e t u r n s .

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

S
ustainability is a key strategic focus for our
business. We aim to be responsible stewards of
the environments in which we operate, the ore
bodies entrusted to us by our host communities, and the
capital provided to us by our shareholders. Improving our
sustainability perfor mance across all areas is central to
maintaining our social licence to operate – this includes
safety and environmental perfor mance, to engagement with
our communities and effective management of our tailings.
We work in a context where stakeholder expectations and
the political landscapes and regulatory environments in which we operate are continually changing. As a result, in 2019 we combined a number of disciplines under the Corporate Affairs and Sustainability banner. The departments of safety, health, environment, security and human rights, community and
government relations, external reporting, communications and investor relations now come under the Corporate Affairs and
Sustainability umbrella. This creates a structure that we believe will ensure that we not only understand the needs of our stakeholders, but can address them effectively and make them well integrated within the organisation. This is a vitally important input in ensuring we have a sustainable, long-term business model and will help improve our disclosure.
This integration is also aligned with a greater emphasis on ESG factors by investors, lenders, regulators and communities the world over. We welcome this ESG trend and will strive to meet more exacting expectations in performance and transparency.
A strong sustainability performance enables us to achieve our overarching strategy, which is to realise sustainable improvements to cash ﬂow and returns, throughout the cycle.
We are also working to ensure that our operators, ﬁnance teams, human resource practitioners, supply chain specialists and
mine planners all view their work through a sustainability lens.
By embedding sustainability models across our value chain and through all reporting structures, we are building on our goal of deepening integration of sustainability into our business and the strengthening of connections between our business activities and the achievement of the UN SDGs.
1
To further achieve this aim, and central to our sustainability strategy, we have developed what we have called a “Shared
Consciousness” dashboard for each operating site. This dashboard displays key performance indicators across all sustainability disciplines for each site in a near real-time basis, ensuring that the company’s leadership – at a corporate and site level – will have a clear view of the leading and lagging indicators for each key sustainability discipline. This aims to improve visibility of risks and opportunities, while better harnessing the collective expertise of the company’s managers across jurisdictions in mitigating those risks, resolving sustainability challenges and seizing opportunities where they exist.
Emerging risks
One such area of risk is ASM in some of the jurisdictions in which we operate, driven by a host of factors from climate change, regional conﬂict and the lack of alternative economic opportunities, among other things.
2
The gold mining industry is dealing with growing numbers of ASM, both legal and illegal, with the higher gold price likely to increase the number of people engaged in this activity globally. This presents challenges that no single company, organisation or government can tackle alone. We are working to strengthen networks with communities and governments to provide paths to sustainable
livelihoods where possible. We also seek to ﬁnd to other solutions to improve safety, reduce exploitation, environmental impact and help governments receive beneﬁt from the development of these natural resources. We support appropriate agreements on the
formalisation of ASM.
Materiality process
This report details our sustainability performance across all our operating jurisdictions for the reporting period 1 January 2019 to 31 December 2019 and looks forward to actions in 2020. It is organised around a set of material issues
3
that were compiled
following a comprehensive materiality survey across internal and external stakeholders. It identiﬁes the main challenges
and opportunities facing AngloGold Ashanti that are central to our sustainability approach and actions. The Company is also responding diligently to material challenges presented by the recent
Covid-19 pandemic (see our Company Response)
4
.
The process of selecting the material issues for the Sustainability
Report is guided by the International Integrated Reporting Council
(IIRC), the Global Reporting Initiative (GRI) Standards and the
AA1000 Accountability Stakeholder Engagement Standard, and
has matured over the years. We again hosted an online internal materiality survey which consisted of the following components:
1
www.aga-reports.com/18/sdr/strategy/sdg-alignment
2
Page 35 – Artisanal and small-scale mining (legal and illegal)
3
Page 16 – Material issues
4
http://www.anglogoldashanti.com/covid-19/
OUR
SUSTAINABILITY
APPROACH
Stewart Bailey
Executive Vice President,
Corporate Affairs and Sustainability

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

OUR SUSTAINABILITY APPROACH
C O N T I N U E D
A qualitative survey of the challenges
and opportunities using a PESTLE
analysis. This acronym describes the
political, economic, social, technological,
legislative and environmental aspects of
our business landscape.
A semi-quantitative rating of the top 10
company risks, as well as the material
issues as published during the 2018
reporting period, establishing their
current relevance.
A qualitative section aimed at identifying
emerging risks and issues.
We also studied data from external mining risk reports, issues arising from our interactions with other stakeholders and those appearing in social and conventional media. This process resulted in a detailed report on the materiality process, survey responses and analyses, and gave rise to a prioritisation of material issues, which has been conﬁrmed by the Executive Committee. Material issues include the economic, environmental and social risks that could affect our reputation and ability to create value over the short, medium and long term. The top 10 material issues* are presented on page 16 of this report.
In this report, we illustrate the connection between our material issues, our strategy and the actions we are taking – both
proactively and reactively – to addressing concerns and securing our licence to operate. The integration of the SDGs remains an important part of our strategy. An extensive mapping of material issues to the SDGs was undertaken in 2018 and continues to
feature in this report, allowing continued reporting against the identiﬁed prioritised SDGs.
4
*
Subsequently condensed to nine material issues by combining integrated closure management with responsible environmental stewardship.
Actions and industry initiatives
Through the year, we have continued to develop and maintain
projects and initiatives that work for the beneﬁt of the communities that host our operations. These vary in number and approach and are premised on carrying out activities that leave communities better off for us operating there. These activities are highlighted in the case studies contained in the material issues section of this report – see pages 16 to 41.
We continue to engage with industry groups and work closely
with the ICMM, an international body dedicated to a safe, fair and sustainable mining and metals industry, and the World Gold
Council, an industry body which counts the world’s largest publicly traded gold producers as its members. A number of our discipline heads contribute to various working groups, publications, position papers and guidelines, published and promoted by both groups.
We again participated in the Responsible Mining Index (RMI)
Assessment. The RMI uses an evidenced-based approach
and monitors the policies and practices of a number of
companies across economic, social, governance and
environmental aspects. The index aims to highlight areas
where mining companies are performing well in relation to
sustainability goals while also pointing out failings. Its ﬁndings provide companies with a third-party assessment of their
sustainability achievements, while also reporting on areas where improvements can be made. In addition to the RMI, we are
members of the UNGC and other industry initiatives.
5
Further to our participation in the above, we are committed to transparent and continued communications with our various
stakeholders. These include employees, investors, host
communities, governments and regulators, business partners
(suppliers), non-governmental organisations, interest groups and the media. In the year, we developed fresh guidelines on our communications approach, promoting frequent and transparent
engagement aligned to our company values.
Given the varying nature of our sites, a communications plan is developed for each operation, accommodating the differing cultural expectations, as well as the particular media and
communications landscapes.
All engagement is carried out in line with the King IV principles and these guidelines provide the basis for the way in which we work from exploration and development and ultimately closure. The board has oversight for stakeholder engagement with discipline heads providing project feedback. Further, the board monitors key issues in the sustainability and community sphere through the
Social, Ethics and Sustainability Committee.
Company values
This year we will refresh and update our company values to
ensure they are properly understood and adhered to by every
employee. In doing so we will further promote our philosophy of a shared consciousness with respect to the sustainability of our business. We aim to ensure everyone understands the importance of creating the conditions to sustain our business over the long term, and places it at the centre of their work. All disciplines must ensure their work – and the spirit in which it is done – measures up to AngloGold Ashanti’s values in every respect and contributes to the longevity and prosperity of the company.
This thinking is as important in the area of mine planning as it is to tailings management or to ﬁnancing. It is as crucial in designing safety systems as it is to the ﬁnancing of our supply chain. The business must be viewed holistically with an eye to the future. In our work we must pursue measures and projects with the intention of achieving equitable relationships with our host communities and ensuring their interests are advanced. These objectives, in turn, must be matched to the expectations of our shareholders.
4
www.aga-reports.com/18/sdr/strategy/sdg-alignment
5
Page 15 – Frameworks and standards

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

S I T E   G E N E R A L   M A N A G E R S
At the highest operating level, general managers, are accountable for on-the-ground implementation of the sustainability strategy.
A N G L O G O L D A S H A N T I ’ S B O A R D A N D C O M M I T T E E S
The principle role of the board is to provide oversight on the long-term sustainability and success of the business, for the mutual beneﬁt of all stakeholders. The board is supported by its committees and oversees the implementation of the sustainability strategy.
The Social, Ethics and Sustainability Committee is responsible for assisting the board in monitoring matters relating to sustainability.
Audit and Risk
Committee
Social, Ethics and
Sustainability Committee
Remuneration and Human
Resources Committee
Nominations
Committee
Investment
Committee
F U N C T I O N A L   D E PA RT M E N T S
Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.
Safety
Health
Environment
Security and
Human Rights
Government and
Community Relations
and Sustainability
Reporting
Investor
Relations and
Communications
E X E C U T I V E   L E A D E R S H I P
Primary responsibility for managing sustainability matters rests with AngloGold Ashanti’s leadership, in particular with the Executive Vice President: Corporate Affairs who is responsible for executing the sustainability strategy.
Chief Executive
Ofﬁcer
Chief Financial
Ofﬁcer
Executive Vice President:
Group Planning and Technical
Chief Operating Ofﬁcer:
International
Executive Vice President:
Group Strategy and Business
Development
Executive Vice President: General
Counsel, Compliance and Company
Secretary
Chief Operating Ofﬁcer:
Africa
Executive Vice President:
Corporate Affairs and
Sustainability
Executive Vice President:
Group Human Resources
Geita

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

P
roactively engaging with our
stakeholders is fundamental to our
business. The input of our employees,
the members of the communities in which
we operate, governments, non-governmental
organisations, investors and the media, is key
to understanding our operating environment
and to developing our strategic approach and
business plans.
We endeavour to communicate consistently and in
a transparent manner. Our community engagements
are conducted in line with our management
standards which are based on the International
Finance Corporation (IFC) Standards. The board
maintains oversight of material issues concerning
stakeholders through the Social, Ethics and
Sustainability Committee.
Supporting resilient and self-sustaining communities
around our operations over the life cycle of the mine
– and beyond – depends heavily on stakeholder
communication. Only through constructive dialogue
with communities and governments, both national
and local, can we properly understand the impact
our operations have on our neighbours, determine
their needs and aspirations, and the means through
which we can best manage these expectations. This
approach ultimately lies at the heart of our ability to
secure our social licence to operate.
Effective communication with key stakeholders
such as women, youth, indigenous people and
minority groups linked to our business is increasingly
important. Our dialogue covers all aspects of our
operations, including, among others, the environment,
job creation, community development, and health
and safety. Given the varying locations of our sites
and their differing economic and cultural backdrops,
the topics of engagement will vary. Nonetheless,
we always try to determine and understand our
stakeholders’ unique perspectives and expectations.
We work ethically and fairly and in adherence to our
values, relevant rules and regulations, and the treaties
and agreements to which we are a signatory.
Each of our operations has complaints and
grievances mechanisms in place which facilitates
the resolution of complaints and grievances
and prevents conﬂict as part of our stakeholder
engagement process. More information is available
in our contributing to resilient, self-sustaining
communities section.
1
STAKEHOLDER ENGAGEMENT
1
Page 23 – Contributing to resilient,
self-sustaining communities
Stakeholder group
Key topics and areas of interest
Employees and unions
Mitigating safety risk, employee wellness
and ensuring stable labour relations
Increasing productivity and maintaining
focus on strategic objectives
Encouraging a collaborative approach to
problem solving
Investment community
(includes providers
of ﬁnancial capital,
shareholders, investors
and ﬁnanciers)
Managing expectations, particularly
against strategic objectives in line with
ESG performance
Prioritising ﬁnancial and sustainability
reporting – periodically and when there
are new developments
Communities
(inclusive of women,
youth, minorities and
indigenous people)
and suppliers
Managing expectations, respecting and
promoting human rights and ensuring
security of assets and the community
Establishing mutually beneﬁcial
partnerships for shared value creation
Working on long-term partnerships and
empowering the local population
Governments
and regulators
Mitigating regulatory and political risk
Appraising governments of new
developments at operations and projects
Engaging proactively in policy
development, regulatory proposals and
conﬂict resolution
Ensuring the beneﬁts of mining ﬂow
through to the state at national, local and
community levels
Media
Key business risks and how ESG is
integrated into business strategy
Industry partners
Coming up with solutions to sector
challenges or new developments to
promote the industry
Obuasi

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

A
ngloGold Ashanti subscribes to a number of external principles, charters and standards that reflect our values and allow external stakeholders to hold us accountable. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones of which we are a part include:
AngloGold Ashanti is a member of the ICMM and is committed to the 10 principles, eight position statements and performance expectations that guide member companies on continuously improving their sustainability performance. ICMM member companies commit to reporting on their sustainability performance publicly every year in line with the standards set by the GRI.
www.icmm.com
The International Cyanide Management Code (ICMI) for the manufacture, transport, and use of cyanide in the production of gold was developed by a multi-stakeholder steering committee under the guidance of the United
Nations Environmental Programme (UNEP) and the then International Council on Metals and the Environment (ICME).
www.cyanidecode.org
The Extractive Industries Transparency Initiative (EITI) is a global initiative which promotes transparent and accountable disclosure and use of revenues from natural resources. AngloGold Ashanti discloses all information in line with country-speciﬁc EITI processes and within annual country-level reports.
eiti.org
AngloGold Ashanti uses the WGC Conﬂict-Free Gold Standard as an important tool to ensure the gold we produce is conﬂict-free.
1
As a member of the WGC, we support the Responsible Gold Mining Principles and commit to full compliance, assured by an independent third party, by 2022.
www.gold.org
On 1 January 2016, the 17 SDGs of the United Nations 2030 Agenda for Sustainable Development ofﬁcially came into force. These goals aim to focus efforts to end poverty, ﬁght inequalities and tackle climate change. We have mapped each of our material issues according to these goals to test their relevance to our external landscape and to societal expectations. For more information see Setting our 2030 aspirational goals and prioritising the SDGs.
2
www.un.org/sustainabledevelopment/sustainable-development-goals
The UNGC is an example of unprecedented partnerships among businesses, governments, civil society and the
United Nations. This voluntary international corporate citizenship network was initiated to support the participation of the private sector and other social actors. Its aim is to advance responsible corporate citizenship and universal social and environmental principles to meet the challenges of globalisation. The UNGC is the world's largest corporate citizenship initiative with 4,000 stakeholders in over 100 countries.
www.unglobalcompact.org
These are a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. AngloGold Ashanti annually reports on its efforts to implement and promote the VPSHR.
www.voluntaryprinciples.org
We aspire to contribute to Agenda 2063, which is aimed at transforming Africa into the global powerhouse of the future by delivering on a set of seven aspirations, each with its own set of goals. Agenda 2063 encapsulates
Africa’s aspirations for the future, and identiﬁes key ﬂagship programmes that can boost Africa’s economic growth and development and lead to the rapid transformation of the continent.
au.int/en/agenda2063/overview
The World Economic Forum’s Mining and Metals Industry community is a high-level group of peers dedicated to ensuring thought leadership on the long-term sustainability of the industry and its value to society. AngloGold
Ashanti continues to be active in the collaborative dialogue of this forum as it seeks to play its role in, among others, mitigating the impacts of climate change and integrating ESG considerations in how the industry operates and interacts with its stakeholders.
www.weforum.org/communities/mining-and-metals
FRAMEWORKS AND STANDARDS
Transparency Initiative
Extractive Industries
Participation in sustainability indices
We engage openly with various indices such as the FTSE Russell, the Responsible Mining Index (RMI), the RobecoSAM Dow Jones
Sustainability Index (DJSI) and the Bloomberg Gender-Equality
Index, which have rated our sustainability performance.
Details of these results and the company’s performance can be found in our Integrated Report.
3
1
https://thevault.exchange/?get_group_doc=143/1560503094-
2018ConﬂictFreeGoldReport.pdf
2
Page 6 – Our performance in 2019
3
www.aga-reports.com/19/ir

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

O u r   m a t e r i a l   i s s u e s   i d e n t i f y   t h e   m a i n   c h a l l e n g e s
a n d   o p p o r t u n i t i e s   f a c i n g   A n g l o G o l d   A s h a n t i ,
w h i c h   a r e   c e n t r a l   t o   o u r   a c t i o n s .
MATERIAL
ISSUES
S E C T I O N   4
Artisanal and
small-scale
mining (legal
and illegal)
Talent
management,
skills development
and employee
relations
PAGE
37
PAGES
35-36
PAGES
38-39
PAGES
40-41
Respecting
human rights
Navigating
regulatory and
political uncertainty
and risk
07
06
08
09
Contributing
to resilient,
self-sustaining
communities
Responsible
environmental
stewardship*
Employee
and community
health
Employee
safety
PAGES
18-19
PAGES
20-22
PAGES
27-32
PAGES
23-26
01
02
04
03
Employee,
community and
asset security
PAGES
33-34
05
* While 10 material issues were initially identiﬁed, these were condensed to nine when integrated closure management was combined with responsible environmental stewardship.

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Geita

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

T
hroughout the year we have continued to improve
our safety performance across our global
operations. The board has provided leadership
ensuring that safety remains AngloGold Ashanti's
first priority and the Social, Ethics and Sustainability
Committee is rigorous in overseeing the safety strategy.
We pursue and adapt strategies in line with recognised
leading practice in global safety standards and systems.
These processes underpin our 2030 goal of providing
workplaces free of injury and harm for our employees and
contractors.
1
Through the involvement of Senior Managers in the setting of safety practices and giving ownership of our group safety and health standards, guidelines and procedures to our individual operations, we have seen a growing acceptance of accountability at site level.
As a result, we have made signiﬁcant progress towards our goal.
As we work to achieve our goal, we can never be complacent,
but there are achievements we should be proud of. By the end of the year, Mponeng mine achieved its best-ever injury rate and recorded one-year fatality free. Operations in the Continental Africa
Region presented their best-ever all injury frequency rates (AIFR)
and in Australia, Tropicana mine was a ﬁnalist in the 2019 Western
Australia Work Health and Safety Excellence Awards. Tropicana
also achieved its best-ever AIFR.
This is a signiﬁcant step change, highlighting the progress that can be made through company-wide focused initiatives and
an integrated safety strategy. Our AIFR improved by another
31% year-on-year, to the lowest level on record. We also passed
20 months fatality free at the end of 2019 for the ﬁrst time.
This progress is the cumulative impact of a number of
interventions over several years, the most recent of which was our 2015 strategy, designed with operating teams across our
footprint alongside representatives from the executive committee, management and employees.
To ensure that our strategy remains relevant and focused, we re-assess its safety-related components on a global level every two years, and involve safety leadership teams from across the business in that process. This approach provides a platform for the development of uniform safety goals while also allowing operational involvement in realising them. We assess our processes by looking at risk management, technology and innovation, leadership, people and work processes.
Our safety and health system standards are reviewed and
audited every two years in line with ISO 45001:2018. We have seen solid improvements in their compliance to those standards across the company. Our Major Hazard Control Standards were
ﬁrst developed in 2016 and revisited again in 2018. These are mandatory standards and continue to enhance our control regime, incorporating technical innovations designed to make our working environments safer.
The ﬁnal step in embedding the Major Hazard Control Standards was deﬁning mandatory critical controls and the monitoring
capability to proactively identify deviations. Examples include detection systems on vehicles and locomotives, innovative
solutions for otherwise hazardous tasks and tele-remote drilling operations. The use of technology means a reduced margin for human error and less human exposure.
We have also continued reporting high-potential incidents –
these are deﬁned as incidents that have an actual or potential consequence of loss of life or permanent disability – enabling us to record and analyse the incidents that could have led to fatalities.
We will continue to analyse the causes of these near misses
and critical control failures. We are learning from this information and incorporating these learnings into our safety systems and standards to prevent any recurrences.
We also adhere to global standards and are rolling out ISO 45001:2018, which has replaced the OHSAS 18001:2007 series. All our sites are currently OHSAS 18001:2007 certiﬁed and three operations,
Sunrise Dam, Siguiri and Geita, have already converted to the
ISO 45001:2018 standard.
As a member of the ICMM, AngloGold Ashanti adheres to the
Council’s global guidelines and practices. We were also involved in the drafting of the ICMM’s Fatality Prevention: Eight Lessons
Learned publication.
2
We will again assess our safety strategies across the business in
2020. We will continue to work towards workplaces free from injury and harm while acknowledging the progress that has been made.
EMPLOYEE SAFETY
1
www.anglogoldashanti.com/sustainability/safety/
2
www.icmm.com/en-gb/health-and-safety/safety/preventing-fatalities
SAFETY IS
OUR FIRST
PRIORITY
Obuasi
Data tables
www.aga-reports.com/19/safety#tables
Alignment with UN SDGs
www.aga-reports.com/19/safety#sdgs

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Cuiabá Safety
Production Programme
Ensuring the safety and health of our
employees is AngloGold Ashanti’s ﬁrst
value. In order to achieve this, we have
a series of frameworks and guidelines
that our employees adhere to every day.
While our safety record has shown
strong improvement in recent years,
we recognise that the margin of error
for people working in mines and
processing plants is razor thin. This
pushes us to continually look for areas
of improvement.
After reviewing the accident history over
the past ﬁve years at our Cuiabá mine
in Brazil, we decided to develop what
has been called the Safe Production
Programme, which aims to maintain
a zero fatalities rate while achieving a
further reduction in injury rates.
The three-year project was launched in
November 2018 and is being carried
out in partnership with US-based
consultancy DuPont, a world leader
in safety practices. The ﬁrst step in
the programme was the creation of
a framework to identify improvement
opportunities in the execution and
application of the operational risk
management model related to
occupational health and safety.
A corrective action plan was drawn up
using data collected through surveys,
interviews and ﬁeld evaluations, and
was aligned with our operational
excellence programme.
The implementation was divided
into three phases, the ﬁrst of which
was completed in 2019. This phase
was called “the contention plan” and
addressed seven critical risks. It was
dedicated to ensuring the action
plan was applied together with the
operation’s controls, with the aim of
achieving zero fatalities.
The second and third phases will be
implemented during 2020 and 2021.
The second phase, “transformation
areas”, is a series of culture-related
actions focused on improving mining
and infrastructure management. The
third phase, “project enablers and
sustainers”, will focus on cascading
the actions implemented in the
transformation areas phase to other
areas of Cuiabá.
As a result of the project’s
developments in 2019, the operation’s
all injury frequency rate decreased by
15% compared to the previous year.
An important breakthrough in visible
leadership at the operations was also
observed. The participation in the safe
behavioural observation programme
increased by almost 100%.
Through the programme the leadership
also engaged in what has been called
lead risk governance with their teams.
This element identiﬁed 300 potential high-
risk occurrences, and measures that were
taken to address these. As a result of this
action, the adherence to high-risk controls
rose from 78% to 84%.
“Leading the mining team in the Safe
Operation Programme has been a great
experience,” says Rodrigo Fideles,
Cuiabá Operations Senior Mining
Manager. “The team’s engagement
showed its constant commitment
to maintaining a safe workplace. As
project team leader, my aim is to ensure
the team is committed to work safely
and that employees follow standardised
processes to ensure safe operations.”
C A S E   S T U D Y
2015
2016
2017
2018
2019
All injury frequency rate
(per million hours worked)
8.91
3.35
7.18
7.71
7.49
4.81
9.39
4.09
9.81
3.14
6.56
4.38
2.13
2.13
3.31
Employees
Contractors
2015
2016
2017
2018
2019
Fatal injury frequency rate
(per million hours worked)
0.12
0.03
0.09
0.06
0.06
0.03
0.06
0.05
0.06
0.05
0.04
4.38
2.13
0.03
0.00
Employees Contractors
2015
2016
2017
2018
2019
Occupational fatalities
(number of fatalities)
10
1
11
7
7
3
5
2
5
2
2
4.38
1
0.00
Employees Contractors
2015
2016
2017
2018
2019
High-potential incidents
(per million hours worked)
198
210
210
140
140

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

P
roviding healthy workplaces and maintaining the
health and wellbeing of employees and communities
are in line with our values and key in sustaining
our business.
During 2019, we reviewed our health strategy to ensure the discipline is able to optimally play its role in securing and maintaining our licence to operate.
1
Work plans were created to better integrate
health into the business, and to facilitate line management ownership of employee and community health. This not only drives productivity and improves employee wellbeing, but increases the importance of long-term risk management to the business.
Given the diversity of the countries in which we operate, we deal with a range of complex health issues. These include a variety of diseases as well as the differing social and health systems of our host countries. In this context we ensure, at the very minimum, that our activities cause no harm to employees or community members.
Ideally, though, our interventions will enhance employee and public health where possible.
2
We educate around prevention and treatment of disease, and also do the work to prevent and treat communicable diseases, such as malaria, HIV and Ebola, and raise awareness around various priority health issues. Our operations and our communities are interdependent, so our engagements with stakeholders are a
crucial part in understanding the broader ecosystems in which we operate, supplemented by research where necessary.
We carry out health baseline studies because the impact of a mine on the natural and social environment brings changes both positive and negative. In some instances, we see large inﬂuxes of people where previously there were few, potentially bringing issues relating to nutrition, overcrowding, poverty, sex work and an increased burden on existing health infrastructure. At the same time, a more populous environment adds to the burden on water and sanitation and this, too, can alter disease proﬁles.
Of particular concern are non-communicable diseases, such as hypertension, diabetes and other life-style related conditions, which are the biggest health issues globally. Mental health is also an important risk worldwide and our operations are currently establishing systems to adequately assess this issue.
In order to better address health issues, we are pursuing a
preventative approach rather than a reactive one, and in line with that imperative have reviewed our strategic focus areas and our key performance indicators at our mines. “Predictive leading indicators”
targeting reductions in occupational exposures, are now included to help us identify problem areas and address them proactively.
We have also established a remote formal training programme
in collaboration with the University of the Witwatersrand in
Johannesburg to address an acute shortage of local occupational hygiene specialists at our African operations. This programme was designed to develop professional occupational hygiene
capacity with minimal stafﬁng disruptions, while reducing
over-reliance on expatriates. So far, four of the six participants undergoing training have completed their intermediate level
qualiﬁcations as occupational hygiene technicians and are
now only a step below professional/advanced level. This is an important initiative that dovetails with our strategic objective of developing scarce skills among locals in the countries in which we operate, thus contributing to our localisation objectives.
Occupational health hazard programmes designed to deal with
occupational exposures such as airborne pollutants and noise will be introduced at our Obuasi mine in Ghana and at Geita in Tanzania as it moves underground. Our risk assessments have been expanded to include both occupational and non-occupational environments, while we use bowtie risk analysis – a risk evaluation method that can be used to analyse and demonstrate causal relationships in high-risk scenarios – to further prioritise and identify necessary critical controls. (Please see page 30 of our 2015 Sustainability Report
3
for an explanation on bowtie risk analysis.) We rely on good baseline risk assessment and continuous monitoring programmes to maintain healthy working environments.
The proposed sale of our South African assets will alter the health proﬁle of the company as currently most of our occupational
disease issues, such as silicosis (see case study opposite) and noise-induced hearing loss, are found in our South African mines.
Our strategic focus is moving beyond “do no harm” to one
underpinned by a desire to actively improve, where possible, the environments in which we operate. We manage risk inside and
outside the mine fence. As a company we understand the need to
EMPLOYEE AND
COMMUNITY HEALTH
w o r k p l a c e s ,   h e a l t h y   e m p l o y e e s
a n d   h e a l t h y   c o m m u n i t i e s
HEALTHY
Obuasi
Data tables
www.aga-reports.com/19/health#tables
Alignment with UN SDGs
www.aga-reports.com/19/health#sdgs

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Court approves settlement of silicosis
and TB class action
In 2019, AngloGold Ashanti ﬁnalized a legal settlement
that resolved a silicosis class action suit by a number of
attorneys acting on behalf of former mineworkers and took
steps to address certain shortcomings in the state-run
compensation system.
In July 2019, a full bench of the Johannesburg High Court
approved the May 2018 settlement agreement. The settlement
was between the Occupational Lung Disease Working Group –
representing African Rainbow Minerals, Anglo American South
Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-
Stillwater – and the settlement classes’ attorneys, Richard
Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources
Centre. On 10 December 2019 the agreement became
unconditional with the delivery of the audited report of the opt-
out process. Only three individuals chose to opt-out, conﬁrming the near unanimous approval of the settlement agreement.
The Tshiamiso Trust, which will implement the agreement over the next 13 years, was established. The trustees are currently developing processes for tracing class members, receiving
and processing submitted claims, arranging for applicants to undergo beneﬁt medical examinations and paying beneﬁts to
eligible claimants.
The payment of compensation beneﬁts on a large scale
will become possible once the organisation and systems
of the trust have been established. It is anticipated that the
ﬁrst payments will occur in the second quarter of 2020. The
databases of the mines, the client’s attorneys and records of individuals who have registered an interest in claiming via a call centre and online have been amalgamated and will provide the basis for identifying the ﬁrst group of claimants.
There are 10 classes of claimants. The main ones will fall in a category eligible for payments ranging from R70,000 to
R250,000, depending on the seriousness of the diseases
(silicosis and TB) and whether the claimant is an ex-miner or a dependant. There is also a R10,000 category for TB with no proof of the degree of TB. In a limited number of cases of very severe silicosis, the settlement trust will be able to raise the payment to a maximum of R500,000.
For more information on the settlement, see
www.silicosissettlement.co.za.
CASE STUDY
1
www.aga-reports.com/19/sr/material-issues/health#strategy
2
www.anglogoldashanti.com/malaria-control-programme-in-ghana/
3
www.aga-reports.com/15/download/AGA-SDR15.pdf
MALARIA
INTEGRATED
C O N T R O L  P R O G R A M M E
4
www.aga-reports.com/19/sr/stories/ghana-malaria-control
4
Integrated
Malaria Control
Programme
case study
visibly demonstrate to communities how we protect and promote their health and wellbeing. Through evidence-based strategies, we can effect long-lasting and meaningful change and improvements.
We work to educate employees and communities, and to control and treat malaria in all our Continental African sites. We have made signiﬁcant progress across our operations in reducing the number of malaria cases particularly through indoor residual spraying. Last year, however, at Siguiri in Guinea and Geita in Tanzania, we faced some challenges in the roll out of these programmes. This led to a disruption in the spraying cycle, which ordinarily is completed prior to the rainy season, and as a result we have seen a rise in malaria cases at Siguiri and Geita. The delay to the spraying schedule has been addressed and we are hopeful cases of malaria will again begin to fall.
At Obuasi the infection rate continues to decline. We are part of a public-private partnership with the government of Ghana and
The Global Fund* to Fight AIDS, Tuberculosis and Malaria, and
are carrying out an integrated malaria control programme that includes information and awareness campaigns, indoor residual spraying, chemoprophylaxis for high-risk people, and early
diagnosis and treatment. All these actions are underpinned by comprehensive surveillance and the monitoring actions of key indicators to demonstrate positive impact.
On the recommendation of the government of Ghana, AngloGold
Ashanti Ghana has been a principal recipient of Global Fund
ﬁnancial awards. It has replicated the control model to 16 districts across Ghana in the Upper West and Upper East, some of which are far from our mines. To do this we have established a subsidiary company, AngloGold Ashanti (Ghana) Malaria Control Limited, to
administer these donor funds.
We have been successful because, from the outset, we introduced a continuous monitoring process, which has been able to
demonstrate the success of the project. Since the programme
started over 10 years ago, we have seen a 90% reduction in
malaria cases at the mine hospital and a decrease in absenteeism caused by malaria. AngloGold Ashanti (Ghana) Malaria Control
Limited sprays over a million structures annually, protecting approximately a million people from malaria, and creates about
1,300 local temporary jobs every year.
*
The Global Fund is a partnership designed to accelerate the
end of AIDS, tuberculosis and malaria as epidemics.
www.theglobalfund.org/en/overview

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

EMPLOYEE AND COMMUNITY HEALTH   C O N T I N U E D
2015
2016
2017
2018
2019
New cases of silicosis
(number of new cases)
142
131
107
47
19
2015
2016
2017
2018
2019
Noise-induced hearing loss (NIHL)
(number of cases)
68
147
132
39
20
2015
2016
2017
2018
2019
All occupancy disease frequency rate (AODFR)
(per million hours worked)
6.62
7.13
7.03
3.29
1.36
New cases of occupational TB
(2018: 88)
43
C A S E S T U D Y
Tropicana implements programme to
address sleep disorders
AngloGold Ashanti’s Tropicana gold mine in Australia rolled out a programme based on improving health, safety and productivity outcomes by identifying and supporting people with sleep disorders.
These conditions can be debilitating and dangerous for people who work on mine sites. Since the programme started, there has been a
51% reduction in fatigue alarms among haul truck drivers.
“Fatigue management, particularly for personnel working on a
ﬂy-in, ﬂy-out site such as Tropicana, is a key driver when it comes to the health and safety of our employees,” says Stephen Perkins,
Tropicana General Manager. “Tropicana’s fatigue management
tool is industry leading and the engagement of the workforce was paramount in its success.”
Melius Consulting was brought on board to work alongside
Tropicana and its alliance mining contractor, Macmahon Holdings, on this intervention.
The ﬁrst step in the process was the running of a trial that made use of various technologies to reduce risks to employees, and to minimise incidents involving high-risk activities such as mining operations and processing.
These included a driver safety system (DSS), which was installed in the entire ﬂeet of haul trucks to monitor driver fatigue, and the introduction of a wrist-worn device, the Readiband, to measure sleep quality and sleep/wake timing. Subsequent analysis of the data indicated that employees were experiencing sleep-related issues that affected their alertness during day and night shifts across our various rosters.
Some of the key ﬁndings were:
•
Approximately 60% of individuals were not obtaining the
recommended seven to nine hours of sleep per night
•
Individuals spent 14% of their shift time at an alertness level less than 70%. This can result in a reaction time equivalent to a person with a blood alcohol concentration of more than 0.08%
•
Some 16% of participants using the Readiband were identiﬁed
as potentially requiring sleep disorder screening
Melius Consulting was then engaged to work collaboratively in developing a solution to identify, screen and treat individuals with potential sleep disorders in order to return them ﬁt for work. Key factors of their solution included:
•
Reducing fatigue-related risks and incidents
•
Reducing the cost reduction of sleep disorder screening
•
Expediting turnaround times for the treatment of sleep disorders
•
Minimising the impact to production
Fatigue data from the DSS was reviewed monthly to identify
individuals who may require sleep disorder screening. These
people then completed a series of validated sleep questionnaires online, which included general health issues affecting sleep such as obstructive sleep apnoea, shift work, insomnia and sleepiness.
The programme also involved a specialist travelling to Tropicana periodically to conduct sleep disorder screening. Individuals attended a one-hour appointment where a sleep technician attached several sleep sensors and wires that the individual then wore overnight.
The sleep disorder screening conducted at Tropicana was more commonly referred to as a “home sleep study” or polysomnogram
(PSG), the gold standard in assessing an individual for a sleep disorder.
Individuals were provided with their results within four days of screening being conducted and those identiﬁed with a potential sleep disorder were provided with a treatment plan and managed in accordance with AngloGold Ashanti’s injury management and return to work procedures.
In 2019, this project was a ﬁnalist in the Work Health and Safety
Excellence Awards, which are organised by the government of
Western Australia’s Department of Mines, Industry Regulation
and Safety.

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

W
e operate in an environment where communities
affected by our activities work with us on the basis
that the relationship be mutually beneficial, and
that our operations bring sustainable social and economic
upliftment during and beyond the life of mine. A lack of direct economic opportunity, relative to the size of local populations, and compounded by low levels of trust and acceptance of the
mining industry can lead to increased incidents of community opposition and conflicts with mining companies. This
heightened risk represents a threat to any company’s social
licence to operate and highlights that we need to achieve
and maintain a successful sustainability strategy that builds resilient and self-sustaining communities.
Building relationships and partnerships
Meaningful engagement is key to building trust with communities and other stakeholders. We work to secure and maintain
our social licence to operate by preserving relationships and establishing mutually beneﬁcial partnerships with host communities, governments and other external stakeholders.
In 2019, we enhanced our collaborative efforts with different spheres of government, ﬁnding common ground where we jointly support host countries’ socio-economic development aspirations.
•
In Geita, a 2019-2020 memorandum of understanding on the
mine’s corporate social responsibility (CSR) plan, a requirement of the mining code, has been signed.
•
In the lead-up to reopening of the Obuasi mine, relations with local communities and with various external stakeholders were strengthened by the development and approval of a detailed
social management plan.
•
In South Africa, the new social and labour plan for the 2020-
2024 period was submitted to the Department of Mineral
Resources and Energy for approval following consultation.
•
In Brazil, as part of our CSR, we have developed a sustainable partnership programme that promotes local businesses (see the case study on page 25).
•
In Guinea, working with the United States Agency for
International Development, we signed a memorandum of
understanding to fund a body called the Siguiri Agricultural
Development Activity, which supports cashew nut projects by
providing seedlings and capacity building for local farmers.
Mitigating current and legacy impacts
As a responsible miner, our approach to social impact management aims to ensure we identify and mitigate past, current and future impacts. All operations have in place grievance mechanisms
to address complaints and grievances. These complaints and
grievances are captured and managed on our Community
Information Management System (CIMS) and resolved as
expediently as possible. In 2019, complaints and grievances
lodged across the group varied, though there were certain notable themes, namely demands for employment, illegal occupation of company-owned land (mainly in Brazil), and complaints related to structural damage from blasting activities in Geita and Iduapriem. In
Guinea we received complaints related to demands for employment and compensation from land access processes.
At Geita mine, the remediation process for grievances relating to cracked houses in Katoma and Nyamalembo villages was
concluded in the ﬁnal quarter of 2019, in conjunction with the relevant authorities and communities.
At Siguiri, the ongoing arbitration regarding complaints from community members relating to the Area 1 resettlement in 2015 continued under the aegis of the International Finance Corporation’s
Compliance Advisor Ombudsman (CAO). The process continues to move forward, with agreements reached in four areas, and constitutes a good-faith effort to address concerns from the community.
In Brazil, the voluntary resettlement of the Santos Reis community adjacent to Serra Grande mine saw signiﬁcant progress during the year with 32 families moved in 2019. This meant a total of 42 families out of 51 were settled in new home.
At Iduapriem, we concluded the third phase of the Ajopa and
Mankessim land-for-land compensation, covering 102 farmers.
CONTRIBUTING TO RESILIENT,
SELF-SUSTAINING COMMUNITIES
MAKING A
DIFFERENCE
f o r   c o m m o n   g o o d
Data tables
www.aga-reports.com/19/communities#tables
Alignment with UN SDGs
www.aga-reports.com/19/communities#sdgs

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

CONTRIBUTING TO RESILIENT,
SELF-SUSTAINING COMMUNITIES   C O N T I N U E D
Socio-economic development
Sustainable socio-economic development (SED) initiatives
are vitally important if we are to contribute to self-sustaining communities. The ability to demonstrate the positive impacts from projects is important in obtaining and maintaining our
social licence to operate. All operations have implemented social development programmes in line with their own development
imperatives, including the proﬁle and needs of host communities, the resources available for investment and the relevant regulatory requirements, among other things.
The SED initiatives implemented were intentionally slanted
towards our key community investment focus areas,
3
which
include social infrastructure, health facilities and services, education, training and skills development, and small, medium and micro enterprise (SMME) development. For 2019, the group community investment spend totalled $27.69 million as compared to US$22.25 million in 2018.
Notably in South Africa, support to SED initiatives, inclusive of alternative livelihoods, continued but yielded variable outcomes.
The Masakhisane Enterprise Development Fund, which provides
interest-free loans, continued to support local businesses in 2019.
At Geita mine, the 2018-2019 CSR plan was instrumental in the refurbishment of schools and medical facilities in the Geita region. At
Iduapriem, positive results have been achieved in the implementation of various agricultural projects through the AngloGold Ashanti
Iduapriem Community Trust Fund.*
In Guinea at Siguiri, the 30km-long Siguiri-Kintinian road project was completed in partnership with the Guinean government at a cost of $10 million. AngloGold Ashanti contributed $5 million. The project involved tarring the national road, which improved road conditions, access to the town of Siguiri, and reduced dust levels.
The project followed our localisation policy, hiring workers and procuring material and services locally.
AngloGold Ashanti Australia awarded a contract for ore rehandling and crusher feed at the Sunrise Dam gold mine to Aboriginal
contractor Carey Mining Pty Ltd, continuing a business partnership that began more than 20 years ago. Carey Mining employs 57
people on the Sunrise Dam contract.
Local procurement
We continue to forge ahead with the implementation of our
local procurement policy
4
in all jurisdictions in which we operate,
together with jurisdiction speciﬁc legislative requirements.
An example being, Ghanaian legislation requires mining operations to comply with the Ghana Minerals and Mining (General)
Regulations (L.I.2173) on local procurement.
At Geita we held a local business forum to provide information and increase communication and transparency around Geita Gold
Mine’s sourcing practices, to better prepare Geita vendors to compete successfully for our business.
*
The Trust was established to make a positive contribution to the development of communities in the vicinity of the Company’s mine at Iduapriem.
3
https://thevault.exchange/?get_group_doc=143/1567754176-2019Ma
nagementStandardonSocioeconomicContribution.pdf
4
www.anglogoldashanti.com/wp-content/uploads/2019/05/Local-
Procurement-Policy_ﬁnal.pdf
Social Infrastructure 52%
Education and Youth 12%
Health 5%
SME Support 8%
Environment 1%
Arts Culture and Heritage 2%
Tax Incentives 4%
Donations 16%
total CSI spend
$27.69 million
CSI focus spend
(%)
2015
2016
2017
2018
2019
Community incidents
(number)
15
2
17
26
32
2015
2016
2017
2018
2019
Community investment
(less equity-accounted investments)
($ million)
15.22
20.16
24.05
22.25
27.69
2015
2016
2017
2018
2019
Total procurement spend
($ billion)
2.10
1.98
2.29
2.06
2.05

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Brazil’s Sustainable Partnerships Programme
AngloGold Ashanti has a number of partnerships in place that help us to live up to our commitment to make the communities in which we operate better off because of our presence. In Brazil, our Sustainable
Partnerships Programme is the main platform for our social investment.
Through this programme, we provide subsidies to people to play a leading role in their own development. AngloGold Ashanti Brazil invests around $253,376 annually in projects that address social, cultural or environmental issues that will have positive and lasting effects on communities. These projects are selected after an open and transparent application process in which community members play an active role.
In addition to receiving ﬁnancial support, developers of the projects selected receive training from qualiﬁed consultants, covering topics such as management, ﬁnance, marketing, and other skills essential for sustaining and growing an emerging business.
The initiatives chosen must be aligned with the programme’s values and contribute to at least one of the United Nation’s SDGs. In the past nine years, AngloGold Ashanti estimates that this intervention has beneﬁted about 27,000 people through 240 social projects. In 2019 alone, 24 initiatives from six municipalities in Brazil received support.
One of the projects selected for the programme was Que Planta, which is located in the Santa Barbara Municipality. Que Planta is an initiative dedicated to the mapping, cultivating and marketing of seedlings and seeds for agroforestry system development. With
AngloGold Ashanti’s contribution, the group was able to build a nursery with an irrigation system and a refrigerated seed bank. It also bought tools and invested in marketing.
Que Planta created a site to gather data on plant species, enabling the company to map them, and to survey the people who own them and others who would like to acquire them. The partnership has made it possible to produce a diverse range of seedlings efﬁciently and to a higher quality. It also meant Que Planta could increase the reach of its business.
Another project is the Barra Feliz Association, also in the Santa
Barbara Municipality. The Barra Feliz Association generates
employment and wealth through projects that involve traditional handicrafts. The Sustainable Partnerships Programme funds
sewing courses and, in 2019, enabled the purchase of items for the manufacturing process, including sewing machines, as well as furniture and other workspace equipment.
CASE STUDY
1
www.anglogoldashanti.com/sustainability/community/
2
https://thevault.exchange/?get_group_doc=143/1567753956-
2019CommunityIncidentManagementStandard.pdf
Strengthening systems and processes
The community affairs discipline is underpinned by robust
frameworks, policies, standards, and reliable information
management systems. Activity in this ﬁeld during 2019 was
enhanced by the review of previously approved community
policy and management standards, and initiating the
development of other supporting standards, including
the non-governmental and civil society organisations
management standard.
1
In 2019, we also launched phase 2 in the rollout of CIMS. The system will improve performance through the efﬁcient recording of all information relating to the development, monitoring and reporting of social projects and management processes.
Community incidents or events around our operations
or as a result of our activities that led to, or may lead to, disruption in communities and/or AngloGold Ashanti’s
operations, can be self-reported through CIMS. They
can also be reported by third parties through the sites’
complaints and grievance mechanisms.
All community incidents are managed in line with AngloGold
Ashanti’s Incident Management Standard.
2
In 2019, 32
incidents were reported, a 23% increase from 2018. This
upward trend started in 2016 and reﬂects the improved
reporting systems across the group. Reported incidents
were predominantly related to community disputes over
ownership and access to mine dumps in South Africa and
demands for tarred roads and local employment in Guinea.
of Group total procurement spend
69%
$2.05 billion
$1.41 billion
$0.64 billion
31%
Total
centrally managed
procurement spend
Total
regionally managed
procurement spend
Proportion of spend
on local suppliers
(2018: 78%)
84%

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

CASE STUDY
Kwame Nkrumah University of Science and
Technology opens an Obuasi campus
AngloGold Ashanti has helped to facilitate the development
of a satellite Obuasi campus for Ghana’s renowned Kwame
Nkrumah University of Science and Technology (KNUST), which is headquartered in the city of Kumasi. Through the provision of training and education, this move will contribute to the long-term economic viability and resilience of the Obuasi Region. The catalyst for the university’s new outpost was the donation of a number of ofﬁce complexes and residential properties at the north Obuasi mine.
The creation of positive and lasting legacies that will endure beyond the life of our mines depends on developing the skills and nurturing the talent of young people in our host communities. The company has realised that the most effective way to achieve success in this regard – and to breathe life into our value of leaving communities better off – is to partner with specialists in the ﬁeld of education.
AngloGold Ashanti Ghana contributed more than half of the
$74,155 renovation costs as part of its CSR investment,
complementing the municipal assembly’s contribution.
On gaining approval from the government of Ghana to proceed
with the project, a working group was formed comprising
representatives from AngloGold Ashanti Ghana, traditional leaders of the Obuasi area and the municipal assembly, and members of the KNUST faculty. Once formed, the group set about planning the development of the university campus.
The campus was launched in 2019 with the enrolment of 343
students for the 2019 and 2020 academic year, 105 of whom
are women. A number of Bachelor of Science courses in the
areas of engineering, science and business are available,
including qualiﬁcations in geological and metallurgical engineering, environmental sciences and business information.
“Due to the small class sizes, the lecturers are able to assess individual needs much better and help us to understand what
is being taught,” says Gabriel Owusu Ansah, a metallurgical
engineering student. “I am excited to be one of the pioneers, and I will work hard to be a good role model for those who come after us.”
Both AngloGold Ashanti and the government of Ghana believe
that the establishment of the university campus will boost the local economy and ensure it continues to thrive beyond the life of the mine. KNUST hopes that the campus will develop into a full-ﬂedged university comparable to the University of Mines and Technology in
Tarkwa, located near some of Ghana’s other major gold mines.
CONTRIBUTING TO RESILIENT,
SELF-SUSTAINING COMMUNITIES   C O N T I N U E D
a n d   e d u c a t i o n   i n   o u r   h o s t   c o m m u n i t i e s
PROVIDING TRAINING

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

T
he nature of mining dictates that air, water and
energy management, biodiversity protection and
land rehabilitation will consistently be key focus
areas of our environmental stewardship. The degree to
which we manage these at each of our operations will be
influenced by their different geographies.
At an operational level, our work is governed by our Group
Environmental Policy, Standards and Guidelines.
1
Adherence to
these requirements is tested during combined assurance audits.
This overarching architecture aims for a consistent approach across our global portfolio, while also allowing operations to adapt their environment management programmes to varying operational, geographical, climate and regulatory settings.
Each operating site’s unique suite of controls is also maintained through its Environmental Management System (EMS), which
is certiﬁed to the ISO 14001:2015 standard. Collectively, these processes and systems provide the foundation for securing and enhancing our licence to operate.
We continue to progress towards further integration between key functions. For example, in preparation for the recommencement of operations at our Obuasi mine in Ghana, we developed an
enhanced management operating system that sets out the
accountabilities and workﬂow maps within the environment function and between the environment and line functions. It is anticipated that this integration will contribute to improved environmental outcomes for the site.
Water
Water is a valuable and often scarce resource, making water
management a vital focus area for the company. Our water is
imported from three major sources: utility companies; surface water sources, which include rivers and lakes; and groundwater sources, which include groundwater draining into mine pits and into deep underground workings.
A primary objective of water management at site level, is to minimise the volume of imported water, often working towards a site-speciﬁc target. We also track performance by monitoring the water recycling percentage and the volume of water imported per tonne of ore treated at site level. Another primary water management objective is to prevent the contamination of water resources by our activities.
Although we operate some zero discharge sites, operations in wet climates typically treat and release excess water in keeping with regulatory water quality discharge limits.
In aligning our water reporting to the ICMM Consistent Water
Reporting guide, we undertook an analysis of our operating
sites’ water context using the WWF Water Risk ﬁlter. The results of this analysis were adapted with local site knowledge and are summarised graphically on page 28. In addition, we present a group overview of our interactions with water over 2019.
In South Africa at our West Wits operations, we continue to
manage acid mine drainage (AMD) that ﬂows from the disused
neighbouring mines each day. We have carefully managed the risk of water spilling from the West Wits water circuit by balancing our site water inventories. This somewhat delicate balance has thus far been achieved by accelerated water evaporation technologies and by using the water for the reprocessing of old tailings storage facilities after its acidity has been neutralised.
At Geita mine in Tanzania, we have initiated a project where the potential for using bacteria to directly remediate sulphate in groundwater, is being assessed. After a successful proof of concept ﬁeld trial, the project is scaling up to a larger scale ﬁeld trial. If this in-situ remediation approach succeeds, it has scope to be applied at other company operations.
Tailings
In response to the Brumadinho Tailings Storage Facility (TSF) failure, a coalition comprising the ICMM, the Principles for Responsible
Investment (PRI) and UNEP co-convened an independent review of global tailings management practice. The aim was to establish an international standard on TSF management that seeks to eliminate catastrophic failures of TSFs.
Professor Bruno Oberle was appointed by the co-conveners as
independent chair of the Global Tailings Review (GTR)
2
panel.
The GTR panel issued a public consultation draft in November
2019. AngloGold Ashanti provided comment on the draft standard through the ICMM, which consolidated comments from its 27
members companies. The standard is scheduled to be completed in 2020, and if it enjoys the support of all three co-convenors, it will be adopted by the ICMM as a requirement for its members.
The Brumadinho TSF failure also resulted in a signiﬁcant global push for increased transparency around tailings facilities, prompting a coalition comprising the Church of England Pensions Board
(CofE), the Swedish Council on Ethics and the UN-supported PRI to request that global mining companies publicly disclose essential information relating to their TSFs. Our response, which will be updated when appropriate, can be found on our mine tailings
disclosure
3
document.
RESPONSIBLE ENVIRONMENTAL
STEWARDSHIP
Geita
CONSISTENT
APPROACH
a c r o s s  o u r   g l o b a l   p o r t f o l i o
1
https://www.anglogoldashanti.com/sustainability/environment/
2
https://globaltailingsreview.org/
3
https://thevault.exchange/?get_group_doc=143/1560011239-AngloG
oldAshantiMineTailingsDisclosurecertiﬁedbytheChairmanandChiefExe
cutiveOfﬁcer.pdf
Data tables
www.aga-reports.com/19/environment#tables
Alignment with UN SDGs
www.aga-reports.com/19/environment#sdgs

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

Site water risk by type
Site water opportunity by type
Source: WWF Water Risk Filter
High stress
17%
Moderate stress
75%
Low or very low stress
8%
Percentage of sites by
catchment stress category
(%)
Arid and semi-arid
57%
Arid and semi-arid (low quality groundwater)
25%
Arid and semi-arid (utility water)
19%
Arid and semi-arid (surface water)
13%
Tropical (surface, ground and utility water)
30%
Dry sub tropical (surface water)
13%
Group site water sources
and local climate type
(%)
Water diverted to the environment without being used in production tasks: 17,003ML
21,637ML
imported from surface water
16,380ML
imported from groundwater
9,880ML
imported from water utility suppliers
25,688ML
harvested from rain on process facilities
67,343ML
consumed through evaporation,
entrainment and other task losses
6,241ML
treated and discharged to surface water
301,890ML
needed to sustain core
operational site tasks of:
Surface and underground mining
Underground mine cooling
Ore milling and processing
Tailings transport and deposition
Dust suppression
Dewatering
Water Sanitation and Hygiene
(WASH) services
228,306ML
reused water
100%
Physical
(scarcity or excess)
67%
Reputational
33%
Regulatory
77%
Improved efﬁciency
50%
Cost saving
50%
Social licence
to operate
76%
reused water
RESPONSIBLE ENVIRONMENTAL STEWARDSHIP   C O N T I N U E D

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Energy and climate change
For more than a decade, AngloGold Ashanti has been proactive in acting on climate change, both through its own strategy and through industry associations. In 2008, the company provided early leadership when it committed to an ambitious greenhouse gas
(GHG) emissions intensity reduction target of 30% by 2022.
In the context of mining, emission targets become progressively more challenging to meet, given that mining is by its very nature more energy intensive each year. Lower grades mean more rock shifted and as mining progresses further away from infrastructure, so longer distances are travelled, requiring more energy. The group target was successfully achieved in 2018, ahead of the 2022 target date.
In 2019, we continued to mitigate our carbon footprint, marginally increasing our GHG emissions intensity by 1%, 31.8kg (2019)
versus 32.1kg (2018) of GHG per tonne treated, and kept our
absolute GHG emissions ﬂat. This was despite a 3.7% increase in the total energy we used to sustain production. These
improvements were led by continued beneﬁts from energy
efﬁciency gains at our South African mines, and which despite a
9.3% increase in the South African grid emission factor, managed a
8.5% reduction in their absolute emissions and a 9.2% reduction in their emissions intensity, compared to 2018.
External investor and consumer pressure around ESG
issues, especially climate change, continues to intensify.
This has been particularly acute in the past year and among
some of AngloGold Ashanti’s largest shareholders. While
additional asset sales will naturally lead to further reductions in emissions intensity, it is crucial for the company to develop a comprehensive new climate change strategy. This will seek to develop updated emission reduction targets, ensure that we
insulate our operations against physical climate risks that may impact both our operations and host communities, implement
appropriate climate disclosure systems and maximise further
opportunities for cost-saving energy efﬁciency programmes.
We will be guided by, among other things, the ICMM’s updated
Climate Change Position Statement
1
and through use of the
ICMM-hosted Mining Climate Assessment Tool (MiCA), which
we have already used to model impacts from climate change on
TSF design and construction.
CASE STUDY
Quebradona Biodiversity Initiative
In Colombia, AngloGold Ashanti is evolving the concept of mining as a tangible tool for social, environmental and economic development, with a ground-breaking plan to create – and integrate -- a park and biodiversity centre into its Quebradona copper-gold project, in Colombia’s Antioquia province. This park has been designed to preserve the local environment in the area and to restore elements of the eco-system to their natural state.
This project is in line with AngloGold Ashanti’s ambition of reducing –
and wherever possible offsetting – impacts on biodiversity.
The initiative is intended to gradually facilitate the regeneration of more than 2,500 hectares of indigenous tropical dry forest and high mountain forest. The re-introduction of this ﬂora will help regenerate the area’s unique ecosystem, which has been impacted by farming and other land uses. AngloGold Ashanti Colombia believes the
Park, will incorporate a series of innovative architectural designs and has the potential to attract tourism to the area, complementing the development opportunities brought by the mine.
“Our environmental legacy will be to improve the connectivity of the region’s ecosystems, developing our project with cutting-edge technology and good global practice, that not only respects and protects biodiversity, but seeks to improve the natural capital of the region”, Felipe Márquez, Colombia AngloGold Ashanti Senior Vice
President said.
The environmental impact assessment for our Quebradona copper/
gold mine development was submitted in November 2019. The
development of the park is anticipated to take place in 2021 and, in a departure from traditional mine development models, will be integrated into the Quebradona project during construction.
1% of the project’s value needs to be invested in environmental improvement projects and through development of the park, we aim to promote conservation of the region’s water sources, fauna and ﬂora. Extensive engagement with local communities took place in preparation of the plan, including Jerico, the nearest town to the proposed development site
Colombia’s Ministry of Environment has declared tropical dry forests as ‘strategic ecosystems’ because of their role in conserving the biodiversity of plants and animals unique to the area. These forested areas have been steadily denuded from Colombia’s landscape amid a growing logging industry and increasing demand for agricultural and grazing land. Today, only 8% of the original land of tropical dry forest in Colombia remains, the tropical dry forest of southwest
Antioquia, near Jericó, has practically disappeared. In studies conducted by an independent body, the Humboldt Institute, it has been found that these forests can provide an ecosystem capable of supporting more than 2,600 species of plants, 230 species of birds and 60 species of mammals.
The park will include a research centre that focuses on species indigenous to the area’s unique ecosystem. As it develops and integrates with the tropical dry forest of Jericó, the intention is to reconnect the biological corridor that once existed between a number of rivers and streams, allowing for the conservation and resurgence of species of plants and animals in the area.
1
https://www.icmm.com/website/publications/pdfs/mining-principles/position-statements_climate-change.pdf

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP   C O N T I N U E D
In 2020, we also intend transitioning our primary climate change disclosure platform, which has historically been done under the
Carbon Disclosure Project, to disclosing in accordance with the
Financial Stability Board’s Task Force on Climate-related Financial
Disclosure (TCFD) recommendations.
Carbon tax
The South African carbon tax was signed into law by President
Cyril Ramaphosa and gazetted in May 2019. The ﬁrst phase of
the act came into effect on 1 June 2019. This phase applies to
Scope 1 emitters until 31 December 2022 and contains tax-free emission allowances. In 2019, our South African operation’s Scope 1 emissions were under 17Kt and will not attract material carbon taxes for the 2019 period.
Integrated closure management
There is an increased focus on managing the social aspects of closure as operations wind down, which is consistent with the
ICMM’s recently updated guidance on closure management.
2
The social impact of closure is perhaps the most difﬁcult element of closure to gauge and manage effectively. There is growing
2015
2016
2017
2018
2019
Energy consumption
(petajoules)
29.06
28.55
29.76
25.38
26.32
2015
2016
2017
2018
2019
GHG Emissions
(kilotonnes)
4,162
4,062
3,953
2,571
2,570
2015
2016
2017
2018
2019
GHG emissions intensity
(kilograms of GHG per tonne treated)
45
48
46
32
32
2015
2016
2017
2018
2019
Energy intensity
(gigajoule per tonne treated)
0.31
0.33
0.35
0.32
0.33
of sites certiﬁed
to ISO 14001:2015
of sites certiﬁed to the
International Cyanide
Management Code
93%
87%
Obuasi will initiate processes towards these certiﬁcations, once ramped up to full production in 2021.
2
https://guidance.miningwithprinciples.com/integrated-mine-closure-
good-practice-guide/
3
https://thevault.exchange/?get_group_doc=143/1577096847-AngloGo
ldAshantiagreestosellitsinterestintheSadiolaMine.pdf
emphasis on contributing toward resilient and sustainable
communities during the life cycle of the mining operation.
We are working to achieve this goal by engaging with our
communities, allowing them to identify the projects they would like to see developed in the areas of health, education, agriculture, small business and supply chain development. Simultaneously, we will continue to rehabilitate disturbed land as we mine, through this we face a number of challenges, which include ASM (see page 35).
In Mali, the implementation of the Yatela mine’s closure plan remains on hold while the share purchase agreement with the government of
Mali, signed in April 2019 and awaiting ratiﬁcation, is ﬁnalised.
At Sadiola, mine operations ceased in 2018, while stockpile
processing continued. An integrated mine closure plan was
submitted to the government in October. In December,
AngloGold Ashanti (AGA) together with its joint venture partner,
IAMGOLD Corporation (IMG) agreed to sell their interests
in Société d’Exploitation des Mines d’Or de Sadiola S.A.
(“SEMOS”) to Allied Gold Corp (“Allied Gold”). SEMOS’ principal asset is the Sadiola Mine located in the Kayes region of Western
Mali. AGA and IMG each hold a 41% interest in SEMOS with
the remaining 18% interest held by the Government of Mali (see press release for more details).
3
At Geita in Tanzania, the mine submitted an integrated mine
closure plan to the National Mine Closure Commission in October
2019. Discussions around the posting of a rehabilitation bond, in the form of a bank guarantee, will start once the mine closure plan is approved.
CLIMATE
CHANGE
T A K I N G   A C T I O N   O N
1
www.aga-reports.com/19/sr/stories/group-climate-change
1
Climate change
animation

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

2019 Reportable environmental incidents
Incident description
Our response
In early September, the Savuka Gold Plant’s residue tanks
overﬂowed due to operational challenges. This resulted in
tailings slurry being released into a network of drainage canals beyond the plant boundary and reaching the Wonderfonteinspruit watercourse via the Welverdiend canal.
Immediate response measures were put in place to stop, monitor and mitigate the effects of the spill, which impacted an estimated surface area of 6,000m
2
. Potentially affected parties downstream
were notiﬁed, as were the Department of Water and Sanitation and the National Nuclear Regulator. The plant’s residue pumping, and control system was reviewed to ensure that tailings slurry can consistently be delivered to the Savuka Tailings Storage Facility.
In late September, a pipeline, conveying tailings from the Mine
Waste Solutions Plant to the Kareerand Tailings Storage Facility,
failed near the Koekemoerspruit crossing, a stream that ﬂows into the Vaal River. Subsequent water quality monitoring at
key locations in the Koekemoerspruit and at the Midvaal Water
Company’s intake, downstream in the Vaal River, conﬁrmed its effects were limited to the contained area.
Pumping operations were suspended and a containment berm was constructed downstream. Regulators and the landowners adjacent to the watercourse, were notiﬁed of the incident. Recovery of the impacted section of the Koekemoerspruit will be assessed through in-stream bio-monitoring by an independent specialist, following clean-up of the watercourse and adjacent surface areas impacted by the spill, an estimated area of 11,000m
2
.
During October, at Siguiri mine’s process plant, construction work for upgrading of the spillage containment infrastructure was in progress when operational challenges with reagent make-up was experienced. This caused cyanide-bearing solution to drain to a temporary spillage pond located inside the process plant fence.
A valve on the pipeline connecting this internal pond to an external spillage pond, which served to increase spillage holding capacity, was in the open position. This allowed an estimated 80m
2
of the
cyanide-bearing solution to reach the external pond, causing the death of a cow and 4 birds that consumed the water.
Upon discovery, immediate actions were taken to isolate and
detoxify the water in the external pond. Regulators and local government representatives from Siguiri, were immediately notiﬁed.
Corrego do Sitio Mine
2015
2016
2017
2018
2019
Total amount of land disturbed
and not yet rehabilitated
(ha)
26,946
27,202
26,176
26,354
25,738
2015
2016
2017
2018
2019
Total amount of land rehabilitated
(ha)
4,551
4,787
4,925
5,238
5,063

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

RESPONSIBLE ENVIRONMENTAL STEWARDSHIP   C O N T I N U E D
C A S E S T U D Y
Tailings storage facility management in Brazil
Following the collapse in 2019 of the Vale Feijão Mine tailings storage facility (TSF) near the town of Brumadinho in Brazil that tragically left hundreds of people dead, the Brazilian
government’s regulation of TSFs has become more stringent
and obtaining licence approval is increasingly challenging. As a result of this changing regulatory environment, we will be decommissioning Serra Grande’s upstream TSF and AngloGold
Ashanti Brazil is assessing a change from conventional tailings disposal to the dry stacking method. We have also increased
the frequency of third-party TSF reviews so that they now
occur biannually.
We have seven tailings dams in Brazil, six in the state of Minas
Gerais and one in Goiás: Cocuruto, Rapaunha and Calcinados,
located at the Queiroz Industrial Plant (Nova Lima, MG); CDS I
and CDS II at the Córrego do Sítio business unit (Santa Bárbara,
MG); Cuiabá Complex at the Cuiabá mine (Sabará, MG); and Serra
Grande at the Serra Grande business unit (Crixás, GO). All of our structures have robust management and control systems
1
and
we continue to manage our TSFs to ensure they are safe and
well maintained.
We have engaged with concerned communities to demonstrate the effectiveness of our management systems. In 2019, more the 850 people from our nearby communities participated in visits to TSFs.
Meetings and training sessions were also held to educate local residents and to clarify any doubts or concerns they might have.
All our structures have siren alarm systems that notify residents of emergencies. To reassure communities and help them prepare for any potential emergency scenario, AngloGold Ashanti Brazil held a number of practice drills, simulating emergency situations.
In 2019, three drills took place: in Crixás, in Nova Lima/Raposos and in Santa Bárbara. These drills involved people going to public assembly points using designated safe routes.
These efforts help to secure our licence to operate, and show we are working in good faith and in compliance with Brazil’s laws and regulations. They also emphasise that our ﬁrst priority is the safety and health of our employees and the community members near
our sites.
1
https://thevault.exchange/?get_group_doc=143/1560011239-An
gloGoldAshantiMineTailingsDisclosurecertiﬁedbytheChairmanan
dChiefExecutiveOfﬁcer.pdf
t o   e n s u r e   t h a t   t h e y   a r e   s a f e   a n d   w e l l   m a i n t a i n e d
W e   c o n t i n u e   t o
MANAGE OUR TSFs

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

T
he threats faced across our operational footprint
remain complex with escalated risk evident in most
jurisdictions. This is the result of growing political
instability, poverty, terrorism and the rise of ASM,
both legal and illegal. Our operations, employees and
communities are affected adversely as a result of the rise
in general criminality and armed conflict.
In 2019, the safety and security of our employees and
contractors remained our ﬁrst priority as we implemented our sustainability and security strategies
1
across the group. Our
focus was on collaboration and strengthening partnerships with various stakeholders such as governments, business partners, communities and law enforcement agencies, as well as the
deployment of ﬁt-for-purpose technology.
Speciﬁc measures are implemented to deal with various challenges across the business landscape, most notably reducing injuries to people, through the application of threat and risk management principles. Integral to the security strategy is the security ﬁve-point plan, which aims to remove people from risk and risk from people.
Illegal and ASM mining activities continued to pose a signiﬁcant challenge to our operations throughout 2019 in South Africa,
Tanzania, Ghana, Mali, Guinea and Colombia. In South Africa, gold producers continued to face an escalation in violent crime-related activities as a result of large armed criminal groups and illegal miners intruding into and invading mining areas. As a result, the
South Africa Region Mines Crime Combatting Forum (MCCF) eight-
pillar initiative was launched to address general criminality resulting from the increase of illegal mining activities in the Vaal River area.
At Siguiri mine, artisanal and illegal mining activities in our concession remain a threat to the operation as small-scale miners demand access to inactive mining areas. In some instances during the year, large numbers of ASM workers simply entered restricted areas on the concession, including dormant mining areas, to
extract gold. In those instances our security teams reverted to monitoring only in an effort to reduce the possibility of conﬂict, while authorities were requested to provide assistance. The number of artisanal and small-scale miners operating in the region continues to increase due to migration into the area by people ﬂeeing drought and armed conﬂict in the greater Sahel region.
We provide a secure environment for our employees and
assets and underpinning this is consistent, open dialogue
with communities, national, regional and local government.
Building trust and conducting meaningful engagement with
all relevant stakeholders is key to achieving our objective of community-enhanced security, where all citizens share a peaceful environment free from conﬂict. The success of the community
policing forum at Geita mine (see case study on page 34) has been effective in reducing security risk and will likely be extended to our other operations.
We act with integrity, promote transparency and good governance and work together with governments and communities to co-
design sustainable solutions to mitigate security risk. We also work with public and private security in countries where we operate, with the latter including military assistance in certain jurisdictions.
In those cases, any military contingent deployed on our site will be required to undergo thorough induction in the Voluntary Principles on Security and Human Rights (VPSHR).
2
In all circumstances
we will also make clear that we favour dialogue in resolving any disputes, and will always seek to de-escalate any confrontation to provide the space for peaceful resolution.
In all countries in which AngloGold Ashanti operates, threat and risk assessments are conducted to determine which security
resources are required. In Colombia, Mali, Tanzania, Ghana and
Guinea, risk assessments categorise threats as high and require the involvement of state police and/or military units (public security forces) on a near-permanent basis.
Our goal is to be proactive, constantly assessing the risks and, where we see potential threats, we develop and implement
mitigating strategies to address these.
EMPLOYEE, COMMUNITY
AND ASSET SECURITY
1
www.anglogoldashanti.com/sustainability/security-and-human-rights/
2
https://thevault.exchange/?get_group_doc=143/1502453784-VPSHR.pdf
Obuasi
REMOVING
PEOPLE
FROM RISK
a n d   r i s k   f r o m   p e o p l e
Data tables
www.aga-reports.com/19/security#tables
Alignment with UN SDGs
www.aga-reports.com/19/security#sdgs

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

Geita gold mine builds a community policing team
The establishment of the community policing team at AngloGold Ashanti’s Geita gold mine in Tanzania is an initiative that fulﬁlls a number or our sustainability objectives.
The concept for the community policing team, which involves hiring and training people from communities next to the mine, was conceived in 2015. After close collaboration with the Tanzanian Police Force and local communities, a number of people who had already been working with the mine’s community observers’
programme joined other volunteers in the newly formed community policing team.
A memorandum of understanding between the communities and Geita, which is renegotiated annually, provided the basis for the team’s establishment.
This proactive initiative has involved the community from the start. Members of the policing team are rotated annually, broadening the opportunity for local residents who wish to be involved to receive training and earn an income. Some trained members have gone on to work for private security ﬁrms and some are engaged by local authorities in various government operations.
A steering committee oversees the community policing team, but the Tanzanian
Police Force holds ultimate control. Geita sits on the committee and provides funding for the project. The community contributed land for the construction of the training centre, while the police force contributed the centre’s building materials.
Given its continued success, we plan to roll out the initiative to more communities around the mine.
CASE STUDY
2015
2016
2017
2018
2019
Fatalities to AngloGold Ashanti security
personnel in the line of duty
(number)
0
2
0
0
0
2015
2016
2017
2018
2019
Fatalities to community members related
to security intervention
(number)
3
0
1
2
0
2015
2016
2017
2018
2019
Injuries to community members related
to security intervention
(number)
34
36
32
40
49
2015
2016
2017
2018
2019
Injuries to AngloGold Ashanti security
personnel in the line of duty
(number)
71
35
22
30
25
In theft
and loss
incidents
2%
REDUCTION
EMPLOYEE, COMMUNITY AND ASSET SECURITY   C O N T I N U E D

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

A
SM often proliferates against a complex web
of social, economic, environmental, legal and
governance issues. ASM is a catch-all term that
comprises artisanal miners who have engaged in manual
digging and subsistence gold production for generations,
as well as newcomers to the industry who are desperate
to make a living. It also involves criminal networks that
use exploitative practices to produce gold.
In all cases, there is little or no burden on these producers to rehabilitate the land they disturb, nor standards that govern how they produce their metal. Governments receive no beneﬁt from the development of their natural resources. In some cases, the proceeds from these activities can be used to fund illicit activities, such as money laundering or terrorism, raising the stakes in the search for a lasting resolution.
Indeed, addressing the issue effectively is a major challenge and doing so will require creative and sustainable solutions. To date, there are a few examples of solutions that could be scaled up to deal with the rise in ASM amid higher commodity prices, climate change, migration and population growth.
This escalation in numbers and the complexity of challenges in some of the jurisdictions where we operate has necessitated a review of mitigation measures. These include additional resourcing and extensive dialogue with all stakeholders.
The impacts of illegal mining continue to be felt by both the company and the illegal miners themselves. As a company, ASM means we experience operational disruptions, and the loss of both gold reserves and production. Further, in instances where previously rehabilitated areas are targeted by ASM, additional rehabilitation costs are incurred.
The impacts for illegal miners are mainly safety and health related, with injuries and fatalities a constant risk alongside the negative health effects of the incorrect use of processing chemicals. The increase in ASM activities has also seen a rise in ASM fatalities as a result of illegal mining activities over the past two years.
The countries where AngloGold Ashanti has operations and
projects affected by ASM are South Africa, Tanzania, Ghana, Mali,
Guinea and Colombia. We seek harmonious co-existence with
legal ASM through a two-pronged approach: providing direct
support for the formalisation of ASM and promoting local enterprise development, which contributes to creating alternative livelihoods.
We also work with country law enforcement agencies, which assist in protecting our mining tenements.
Our approach supports and promotes the concept of ASM
formalisation. As reported previously, this is aligned to the
Intergovernmental Forum (IGF) on Mining, Minerals, Metals and
Sustainable Development 2013 policy framework, and its 2017
guidance document to help governments implement strategies
to regulate ASM. Successful formalisation requires signiﬁcant cooperation and collaboration between governments, communities, civil society, the private sector and international bodies.
We will continue to work with all stakeholders around the
challenges of ASM and illegal mining. We are working to identify sustainable solutions for the beneﬁt of all stakeholders, in particular our host communities where many residents are reliant on ASM-
related income.
Iduapriem
SUPPORTING
FORMALISATION
o f   A S M
2015
2016
2017
2018
2019
Fatalities to community members engaged
in illegal activities
(number)
10
11
33
37
25
2015
2016
2017
2018
2019
Injuries to community members engaged
in illegal activities
(number)
8
5
18
9
20
ARTISANAL AND SMALL-SCALE MINING
(LEGAL AND ILLEGAL)
Data tables
www.aga-reports.com/19/asm#tables
Alignment with UN SDGs
www.aga-reports.com/19/asm#sdgs

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

ARTISANAL AND SMALL-SCALE MINING
(LEGAL AND ILLEGAL)   C O N T I N U E D
Gramalote partners with ASM
to formalise mining
The Gramalote project in Colombia, now
an equal joint venture between AngloGold
Ashanti and B2Gold, is supporting a
number of ASM formalisation projects. As
in many areas in which AngloGold Ashanti
operates, ASM has a long tradition in the
area surrounding the proposed mine.
AngloGold Ashanti believes that
formalisation of ASM can be important
in stopping illegal and unsafe small-
scale mining. Gramalote Colombia
is contributing land in support of a
number of ASM formalisation projects
in the municipality of San Roque and
its communities of La María hamlet and
Providencia village.
Gramalote started a pilot formalisation
process in San Roque in 2018 with
18 traditional informal miners from the
La María hamlet. In July of that year,
the company, with the support of the
Secretariat of Mines of the provincial
government of Antioquia, signed an act of
mediation with the miners, through which
a formalisation subcontract would be
granted and 16 mining production units
legalised in a 15ha area.
Gramalote has since continued its
support for the formalisation processes
being rolled out by the San Roque
Municipal Administration, signing seven
new subcontracts with 40 miners in
Cristales, Manizales and El Diluvio.
Material extracted from the recently
formalised mines will be processed in a
mineral processing plant to be built on the
Clarita property, also in the San Roque
Municipality. Gramalote will help ﬁnance
the plant which is expected to process
material from all small-scale mines that
join the formalisation process.
In another formalisation process in San
Roque, led by the mayor’s ofﬁce, seven
other mining production units near the
Cristales village are in the process of
formalisation.
In La María, formalisation began in March
2019 when 18 miners signed a contract
that established Sociedad Mineros La
María S.A.S. The Secretariat of Mines
of the government of Antioquia, after
inspections, declared nine of the newly
formed production units viable and these
have about 60 employees.
A programme was put in place where
these artisanal and small-scale miners
were trained by SENA, the state
institution committed to community
education, on issues related to mining
safety, good mining practices and
working in conﬁned spaces.
CASE STUDY
t h r o u g h   t r a i n i n g   a n d   c a p a c i t y   b u i l d i n g
FORMALISING ASM

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

A
ngloGold Ashanti's commitment to upholding and
respecting human rights is an expression of our
core value of treating everyone - always - with
dignity and respect. We endeavour to ensure that respect
for human rights permeates all aspects of our business
and have enshrined this commitment in our global Human
Rights Policy,
1
which applies to employees, contractors
and other business partners including supply chain, state
actors and joint venture partners.
Aligned to the United Nation’s Guiding Principles on Business
and Human Rights (UNGPs), we have due diligence processes in place to identify, prevent, mitigate and report on our impacts on human rights. We also follow processes to enable the remediation of any adverse human rights impacts we may have caused or
contributed to.
We have recorded two years without a reported human rights
violation in any of our operating jurisdictions. We are mindful that we cannot allow any complacency to creep into our business,
particularly given its scale and diverse operating footprint, and must continually seek ways to improve our human rights performance.
Potential human rights violations and allegations are generally self-reported, which emphasises a maturing human rights culture in the business. All operations have grievance and independent anonymous whistle-blowing mechanisms
2
accessible to internal
and external stakeholders. All allegations are rigorously investigated using accepted investigation protocols, and where appropriate, investigations are independent.
We participate in the UN Forum for Business and Human Rights, the VPSHR initiative and the UNGC. As a member of the ICMM,
AngloGold Ashanti actively participates in various working groups and initiatives designed to promote human rights.
We continue to conduct group-level human rights due diligence
(HRDD) assessments, assessing progress against the 2017 self-
assessment baselines. In 2019, we initiated group-level HRDD assessments as part of our ongoing combined assurance process.
This further enhances awareness, raising the conversation about the rights of all stakeholders.
The integration of human rights standards throughout our supply chain remains an area of focus. We are carrying out work around supplier self-assessments and better processes to monitor and track performance. This is proving successful in contributing to the elimination of child labour and issues related to modern day slavery.
We maintain that through education and creating general
awareness among internal and external stakeholders, and our
resolute commitment to the respect for human rights, we can
achieve our goal of zero harm. In this regard, 11,547 people underwent classroom or online training in 2019.
RESPECTING HUMAN RIGHTS
1
https://thevault.exchange/?get_group_doc=143/1501583010-
HumanrightsPolicyStatement.pdf
2
www.anglogoldashanti.com/whistle/
Percentage of
new suppliers
screened using:
criteria on human
rights, labour practices,
environment and impact
on society*
40%
Percentage of
security personnel
trained on VPSHR
and human rights
99.5%
2018: 98%
RESPONSIBLE
ANGLOGOLD ASHANTI’S
S O U R C I N G   P R O G R A M M E
3
www.aga-reports.com/19/sr/stories/group-responsible-sourcing
3
Responsible
sourcing
programme
interview with
Lindi Maqubela
Tropicana
DIGNITY
AND RESPECT
2015
2016
2017
2018
2019
Human rights allegations
under VPSHR
(number)
4
6
2
1
3
2015
2016
2017
2018
2019
Human rights reported
incidents under VPSHR
(number)
1
2
3
0
0
*
In 2019, AngloGold Ashanti fully implemented the enhanced and more robust Responsible Sourcing Programme across its Continental Africa
Region sites. This programme has become part of the vendor screening process, with assessments being conducted by site-speciﬁc discipline experts who are trained on how to identify and handle possible risks posed by a supplier. This rollout is enabling us to apply a consistent approach in respect to our supplier screening process.
Data tables
www.aga-reports.com/19/respect#tables
Alignment with UN SDGs
www.aga-reports.com/19/respect#sdgs

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

T
he human resources discipline in the areas of talent
management, skills development and employee
relations is evolving. Today, this field demands a
more integrated approach through the business as it
impacts all stakeholders. Key to this is enhancing gender
equality and inclusion across our operations.
Globally we need to show that mining means progress and a
long-lasting future through employment, career development and working with stakeholders to build sustainable communities.
When it comes to human resources, we are further integrating this function into the business and developing skills for the roles in which we will need them. We are working with local educational institutions to develop local talent, continuing with our mentorship programmes, providing career development, and catering for the well-being of our employees and the communities we operate in.
As automation in areas of the mining industry becomes a reality, we need to ensure our employees are developing new skills.
Given the varying work environments at our sites, the adoption of new technology and appropriate training programmes will be adapted to the needs of each operation. We will work to build a highly-skilled labour force where individuals can work across a number of disciplines.
Talent management
Key to our integrated talent management strategy is the Chairman’s
Young Leaders Programme (CYLP), which saw eight candidates
graduate in November 2019. The programme nurtures young
talent to feed into the long-term talent pipeline across a range of disciplines. The accelerated development offered by the
programme prepares the participants for leadership and critical positions in the future.
Since its launch in 2016, 34 candidates from a variety of disciplines have graduated, 53% of them women. Approximately 90% were
promoted or have been given a broader scope of work and 91%
have stayed with the company.
Our Future Leaders Mentorship Programme was launched in
2018. It provides the foundation for establishing structured mentor/mentee relationships aimed at skills transfer and
accelerated career development. To date, 20 candidates from the
CYLP have been matched and assigned to members of senior
leadership as mentors across the organisation.
We continue to develop the leadership succession pool and
have put in place strategies to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration. The attraction and retention of suitable local candidates to replace expatriates are done through labour planning processes, recruitment from the local market, and bursar and graduate trainee schemes. The group talent and succession management processes, and training and development processes at all of our operations ensures we address localisation across our global footprint.
Diversity and inclusion
Regional gender assessments were conducted globally to provide added impetus to our drive to foster diversity across the business.
These informed the Diversity and Inclusion Framework, the 10 key pillars of which guide managers on how to achieve a truly diverse workforce. The aim is to build a workforce free of inequality and to go beyond what is required by legislation.
Indicative of the commitment from leadership, the Social, Ethics and Sustainability Committee of the board sponsors diversity and inclusion initiatives, with the current focus being on gender equality globally. This entails understanding regional legislation, the needs of women and the barriers that prevent many from joining and actively participating in mining across our global footprint.
In a move to achieve diversity, we are introducing unconscious bias awareness training. The company’s leadership teams have started the process, which will then be rolled out across the business.
We have also launched a Global Women’s Forum allowing for
discussion around gender issues.
In Australia, AngloGold Ashanti participated in the Perth Gay Pride march, and in Brazil we set up a diversity committee to work with the country’s legislation that aims to support people with disabilities.
AngloGold Ashanti supports the international campaign for 16 Days of Activism against Gender-based Violence, encouraging staff to sign up and support the He4She movement, an initiative of UN Women.
Employee relations
In the ﬁeld of employee relations, we work with partners both in and outside the company, building positive relations through engagement. More than 90% of our employees are trade union
members and we are committed to engagement with our
employees’ organised labour representatives.
Also in Ghana, at Iduapriem, we work with two trade unions with which we have positive relations and the same can be said for our work with two unions at our Geita mine in Tanzania.
At our Siguiri operation in Guinea, we worked to reset the
relationships with the local union there, establishing clearer boundaries around areas of responsibility, following illegal strike
TALENT MANAGEMENT, SKILLS
DEVELOPMENT AND EMPLOYEE RELATIONS
TALENT
MANAGEMENT
p r e p a r i n g   f u t u r e   l e a d e r s
Data tables
www.aga-reports.com/19/talent#tables
Alignment with UN SDGs
www.aga-reports.com/19/talent#sdgs

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

action by some workers from 15 May to 3 June. At Sadiola,
from 11 to 13 September, there was a national strike initiated by the National Union Federation. In South Africa, there was an unprotected strike at Mponeng on 16 August and an unprotected strike at Mine Waste Solutions on 15 October.
Employee engagement
In 2019 we undertook an employee engagement survey following on from the one conducted in 2017. The survey was inspired
by the company’s determination to become a more integrated
organisation, and to demonstrate our commitment to developing the company as an employer of choice, and helping to retain and attract critical and scarce skills.
Despite the challenging business landscape in which the company operates, overall employee engagement remained favourable at
76%, similar to 2017, and still 6% above the industry benchmark.
The overall engagement results were shared with the board and executive committee and subsequently the regions. Human
resource business partners supporting the regions and business areas, analysed the results with the respective leadership teams, identifying and implementing relevant interventions for areas that required attention to address highlighted shortcomings. Progress against the identiﬁed interventions will be provided to the board on an annual basis until the next survey.
In line with that, as automation in areas of the mining industry becomes a reality, we need to ensure our employees are
developing new skills. Looking ahead, higher-skilled positions are likely to be fewer in number. Given the varying work environments at our sites, the adoption of new technology and appropriate training programmes will be adapted to the needs of each
operation. We will work to build a highly-skilled labour force where individuals can work across a number of disciplines.
1
www.aga-reports.com/19/sr/stories/quebradona-diversity-inclusion
1
Diversity and
inclusivity at
Quebradona
CASE STUDY
AngloGold Ashanti is helping to improve
diversity and inclusion across the company
In 2019, the Global Diversity and Inclusion Framework was
drafted and implemented to guide managers to achieve a truly diverse workforce.
The aim is to go beyond what we are compelled or legislated
to do, and embrace diversity across all our sites. We have
thousands of employees, and understanding and respecting
diversity is one of our key values.
The framework has 10 key pillars, including organisational culture and management style, and was devised following global gender assessments across all operations to determine regional diversity needs. It is aligned with the principles of the UNGC and our group objectives, and highlights the importance of fostering the empowerment of all staff, irrespective of race, gender, disability, ethnicity, religion and sexual orientation.
In South Africa, 33% of leadership roles in the business are held by women, roughly double the representation across the global
AngloGold Ashanti workforce.
The Social, Ethics and Sustainability Committee of the Board
sponsors the company’s diversity and inclusion initiatives,
currently focusing on promoting gender equality globally. This entails understanding legislation in each country, the needs of women, and the barriers to joining a mining company across our global footprint. We initiated projects such as our global gender assessments, unconscious bias workshops, and mentoring
programme during the course of 2019.
One initiative underway to help in achieving diversity is unconscious bias awareness training, which AngloGold Ashanti views as an ongoing process. The company’s leadership teams were the ﬁrst to receive training, which is now being rolled out across the business.
In another boost for the diversity and inclusion programme,
AngloGold Ashanti has been included in the 2020 Bloomberg
Gender Equity Index (GEI). The GEI looks at several metrics that companies report on, including whether women are likely to
remain employed at companies following parental leave (82%), the availability of on-site lactation rooms (69%) and the sponsorship of science, technology, engineering and mathematics education programmes for women (64%). AngloGold Ashanti is one of 325
companies headquartered across 42 countries and regions that is included in the index. The GEI tracks the ﬁnancial performance of public companies committed to supporting gender equality through policy development, representation and transparency. This lays a strong foundation for the company to improve its efforts towards promoting gender equity, diversity and inclusion.

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

P
olitical and regulatory uncertainty and finding
ways to navigate this risk remains a key material
issue for AngloGold Ashanti. Rapid changes in the
global economy have resulted in increased expectations
on mining companies and the sector to play a more
constructive and developmental role in economic, social,
environmental and governance issues. We aim to promote
deeper cooperation with all our stakeholders and build on
our foundation as a responsible and fair partner. In the
year, elections took place in the major mining markets
of Argentina, South Africa and Australia, and in 2020
elections are planned in Guinea, Mali and Ghana.
Regulatory uncertainty
In South Africa, the industry, through the Minerals Council, is challenging aspects of the September 2018 Mining Charter III. The main issue is non-recognition of the continuing consequences of previous black empowerment transactions in respect of mining right transfers and renewals. While agreement through engagement is the preferred approach by the industry, the Minerals Council lodged a legal application for a review of the aforementioned issue and two other aspects of the Mining Charter III in March 2019.
A court date is expected during 2020.
South America experienced a wave of political volatility fuelled by a long-term decline in living standards, and exacerbated by global trends of high economic inequality and declining faith in democratic institutions. The rise of anti-establishment politics continued to swing between left- and right-wing governments, creating some political turbulence in the region. We will continue to engage with the relevant government and external stakeholders to mitigate this risk.
Heightened regulatory uncertainties remained a key investor
risk in sub-Saharan Africa, where several countries have made changes to mining legislation in recent years. However, it is worth noting that in March 2020 Geita Gold mine received the consent of the Minister of Minerals to change the mining method under our Special Mining License from open pit to underground method, subject to the requisite terms and conditions. In addition, challenges in some parts of the region include slow remittance of value-added tax refunds and administrative fees introduced by various government agencies.
In Brazil, two catastrophic collapses of TSFs in recent years have heavily inﬂuenced the shift in global environmental management regulations, which will inevitably lead to increased compliance and operational costs. The Brazilian operations continued to accelerate the transition towards compliance with the requirements of new local laws and regulations (for more information, please see the
AngloGold Ashanti TSF disclosure).
1
In 2019, increasing socio-political risk and community disruptions continued to escalate globally. Political instability at a local government level, and the socio-economic challenges of poverty and unemployment, resulted in compromised relations between
communities and the mining industry. Incidents of community
opposition and grievances related to employment and land access were prominent (see the contributing to resilient, self-sustaining communities section).
2
Increasing community and NGO activism and scrutiny continued
to escalate tensions and we saw in some areas increasingly
volatile environments where stakeholders are demanding a greater share of the beneﬁts from resources. In Guinea, the mediation process, under the auspices of the CAO regarding human rights abuse allegations related to the Area 1 Resettlement at Siguiri, continued and four agreements were signed in 2019, which are being implemented.
Increasing pressure from host governments and communities on mining companies to overhaul local procurement processes and systems remains a key challenge to the industry. We are committed to implementing our localisation policies and strategies.
Major mining markets across Africa continued to face growing risks from ASM and illegal mining activities in 2019, exacerbated by the stronger gold price and deteriorating socio-economic conditions.
We continued to engage with governments and other stakeholders on our ASM formalisation programmes (see the ASM section).
3
Our actions
We continue to proactively manage the complex and evolving
legislative and political landscape in order to ensure AngloGold
Ashanti is a reliable partner in its working relationships with its key stakeholders. Using a common government relations framework
that is actively translated into relevant actions and outcomes remains a key business driver.
In our endeavour to understand global normative frameworks,
key national legislative policies, political environments and their current and future impacts on our business, we have reviewed our government relations operational model and strategic frameworks to further strengthen our engagement with governments.
NAVIGATING REGULATORY AND
POLITICAL UNCERTAINTY AND RISK
1
https://thevault.exchange/?get_group_doc=143/1560011239-AngloG
oldAshantiMineTailingsDisclosurecertiﬁedbytheChairmanandChiefExe
cutiveOfﬁcer.pdf
2
Page 23 – Contributing to resilient, self-sustaining communities
3
Page 35 – Artisanal and small-scale minine (legal and illegal)
Obuasi
INCREASING
COOPERATION
w i t h   g o v e r n m e n t
a n d   c o m m u n i t i e s
Data tables
www.aga-reports.com/19/uncertainty#tables
Alignment with UN SDGs
www.aga-reports.com/19/uncertainty#sdgs

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

In 2019, we continued to proactively respond to and manage
our socio-political risks, using the adopted systematic approach for evaluating comparative socio-political risks across different operations. We continue to assess and track risk proﬁles through our six strategic focus areas:
Societal contribution as a
responsible citizen
Value chain strengthening
and local procurement
Innovative business and
operating model design
Leveraging off existing
capabilities for economic
succession
Skills development,
localisation and talent
management
Meaningful communication
and engagement
Regulatory compliance
AngloGold Ashanti is a responsible corporate citizen and promotes transparency and respects the rule of law where ever it operates.
Our Group Compliance function continues to carry out compliance risk assessments across the group and provides guidance when possible breaches are found. Group Compliance reports to our
Social, Ethics and Sustainability Committee that aligns itself to and monitors the Organisation for Economic Cooperation and
Development’s recommendations on corruption and the 10
principles set out by the UNGC.
We also comply with the Business Leadership South Africa’s
Business Integrity Pledge, which requires its members to actively combat corrupt practices wherever encountered and to have zero tolerance for corruption.
Whistle-blowing process
We enlisted the services of an independent law ﬁrm to conduct an external legal review of both the whistle-blowing policy and the broader whistle-blowing process. This was to ensure that our whistle-blowing policy is aligned with international best practice. In response to the Australian Whistle-blowing Act, Group Compliance and our Legal team in Australia drafted a whistle-blowing policy (in line with the group policy), to address the speciﬁc requirements of the Australian Act.
Furthermore, to make it easier to report incidents, and to facilitate an improved and streamlined reporting process, we have made
a whistle-blowing desktop shortcut available to all AngloGold
Ashanti employees on their work computers. This new shortcut directs employees who want to make an anonymous report
directly to the third-party service provider’s whistle blowing service webpage. The anonymity of all whistle-blowers is guaranteed and all whistle-blowing reports are rigorously investigated in line with the company’s Code of Business Principles and Ethics.
4
Our code is the deﬁning document on our values and ethics, and it provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conﬂicts of interest, gifts, hospitality and sponsorships, the use of company assets, privacy and conﬁdentiality, disclosures and insider trading, all of which are elements that lead to whistle-blowing incidents.
Several preventative initiatives continued in the year, with workshops for compliance champions held in the Americas, with the Growth and Exploration team, and in the South Africa and
Continental Africa Regions.
Duty of care training was presented to members of the Growth and
Exploration team from both the United States and Australia. The training included a focus on anti-bribery and anti-corruption, as well as compliance with corporate policies such as conﬂicts of interest.
Tax management
Tax management and the appropriate paying of taxes is integral in compliance. In the year, we exercised diligence and transparency in line with our group Tax Management Policy. This involved
promoting open and transparent reporting based on ICMM
principles and its position statement on transparency of mineral revenues, the EITI and relevant mandatory reporting of payments to governments.
We are a member of the ICMM tax working group and are
committed to adopting the GRI tax reporting standards which
come into play in 2020. We have complied with country-by-country reporting obligations (for more information see IR page 149) and have developed in-country tax management policies to comply with the speciﬁc requirements in several countries.
5
We continue dialogue with our partners in the Democratic Republic of Congo, where we have a stake in the Kibali joint venture with
Barrick Gold about the repatriation of funds held in the country.
4
https://www.anglogoldashanti.com/wp-content/uploads/2017/07/
COE_A4ENGLISH.pdf
5
www.aga-report.com/18/ir
a n d   r e s p e c t   t h e   r u l e   o f   l a w   w h e r e   e v e r   w e   o p e r a t e .
WE PROMOTE TRANSPARENCY

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

W e   e n g a g e d   E r n s t   &   Y o u n g
t o   u n d e r t a k e   a n   a s s u r a n c e
e n g a g e m e n t   f o r   s e l e c t e d
s u s t a i n a b i l i t y   k e y   p e r f o r m a n c e
i n d i c a t o r s   ( K P I s )   a n d   r e l a t e d
d i s c l o s u r e s   i n   t h e   A n g l o G o l d
A s h a n t i   S u s t a i n a b i l i t y
R e p o r t   2 0 1 9 .   T h i s   w a s   d o n e
w i t h   r e f e r e n c e   t o   I C M M
r e q u i r e m e n t s   c o n t a i n e d
i n   t h e   I C M M   S u s t a i n a b l e
D e v e l o p m e n t   F r a m e w o r k :
A s s u r a n c e   P r o c e d u r e
( I C M M   R e q u i r e m e n t s )   a n d
t h e   G R I   S t a n d a r d s .
COMPLIANCE
S E C T I O N   5
Cerro Vanguardia

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

To the directors of AngloGold Ashanti Limited
Our Conclusion
Reasonable assurance
In our opinion,:
•
In relation to the selected sustainability KPIs and related
disclosures identiﬁed in the subject matter paragraph below
(the sustainability information), the sustainability information as presented in AngloGold Ashanti Limited’s (AngloGold Ashanti’s)
Sustainability Report for the year ended 31 December 2019
(the Report), is prepared, in all material respects, in accordance with AngloGold Ashanti management’s internally developed
measurement and reporting criteria applied to prepare
that information.
•
In relation to AngloGold Ashanti’s reporting in relation to the
ICMM Information Disclosure Requirements for Subject Matter 3,
AngloGold Ashanti has implemented systems and approaches
to manage its material sustainable development risks and
opportunities in respect of the sustainability information in all material respects.
and
Limited assurance
Based on the procedures we have performed and the evidence
we have obtained, nothing has come to our attention that causes us to believe:
•
In relation to the selected sustainability KPIs and related
disclosures identiﬁed in the subject matter paragraph below
(limited assurance sustainability information), that the limited assurance sustainability information as presented in the
Report is not prepared, in all material respects, in accordance with AngloGold Ashanti management’s internally developed
measurement and reporting criteria applied to prepare
that information.
•
In relation to AngloGold Ashanti’s reporting in relation to the
ICMM Information Disclosure Requirements for Subject Matter
1, that AngloGold Ashanti’s sustainability policies are not aligned in all material respects to ICMM’s 10 SD Principles and any
mandatory requirements set out in ICMM Position Statements.
•
In relation to AngloGold Ashanti’s reporting in relation to the
ICMM Information Disclosure Requirements for Subject Matter
2, that AngloGold Ashanti has not disclosed, in all material respects, its material risks and opportunities based on its own review of the business and the views and expectations of its stakeholders In relation to AngloGold Ashanti’s self-declared assertion on page 11 of the Report that the Report is presented
“in accordance with” the core-level GRI Standards, that
AngloGold Ashanti has not complied in all material respects
with the relevant GRI Standard requirements for making
that assertion.
Ernst & Young Inc. (EY) has undertaken an assurance engagement in respect of the following information as reported in AngloGold
Ashanti Limited’s (AngloGold Ashanti’s) Sustainability Report for the
year ended 31 December 2019 (the Report):
•
The sustainability information and limited assurance sustainability information described below and in Appendix A, presented in
the Report in accordance with management’s criteria and with reference to the International Council on Mining and Metals
Sustainable Development Framework: Assurance Procedure
(ICMM Information Disclosure Requirements) and the Global
Reporting Initiative (GRI) Standards; and
• AngloGold Ashanti’s’ assertion that the Report is in accordance with the core-level Global Reporting Initiative (GRI) Standards.
This engagement was conducted by a multidisciplinary team
including environmental, social and assurance specialists with relevant experience in sustainability, carbon footprint reporting and sustainability reporting assurance.
Subject matter
Reasonable assurance
Our reasonable assurance engagement was performed in respect of the following sustainability information as presented in the Report:
•
Sustainability information disclosed with reference to the ICMM
Requirements for Subject Matter 4 (AngloGold Ashanti’s reported performance for a selection of identiﬁed material Sustainable
Development (SD) risks and opportunities), as set out in
Annexure A and prepared in accordance with management’s
criteria; and
•
The ICMM Information Disclosure Requirements in respect of
Subject Matter 3 (Existence and status of implementation of
systems and approaches that AngloGold Ashanti is using to
manage selected identiﬁed material SD risks and opportunities’).
Limited assurance
Our limited assurance engagement was performed in respect of the following limited assurance sustainability information as presented in the Report:
•
Sustainability information disclosed with reference to the ICMM
Requirements for Subject Matter 4 (Reported performance
for a selection of identiﬁed material risks and opportunities), as set out in Annexure A and prepared in accordance with
management’s criteria.
•
The ICMM Information Disclosure Requirements in respect of:
•
Subject Matter 1 (Alignment of AngloGold Ashanti’s
sustainability policies to ICMM’s 10 SD Principles and any
mandatory requirements in ICMM Position Statements); and
•
Subject Matter 2 (AngloGold Ashanti’s material SD risks and
opportunities based on its own review of the business and the views and expectations of its stakeholders’).
•
AngloGold Ashanti’s self-declared assertion that the Report is
“in-accordance with” the core-level GRI Standards.
This sustainability information and limited assurance sustainability information is presented in the Report marked with the symbols or respectively on the relevant pages of the Report where they appear. Management’s criteria applied to report the information are set out in the Report can be found at www.aga-reports.com/19/sr
The scope of our work was limited to the matters stated above, and did not include coverage of data sets or information unrelated to the data and information underlying the speciﬁed sustainability information; nor did it include information reported outside of the
Report, comparisons against historical data, or management’s forward-looking statements.
INDEPENDENT ASSURANCE REPORT
for selected sustainability disclosures and key performance indicators reported in
AngloGold Ashanti Limited’s Sustainability Report for the year ended 31 December 2019

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

Directors’ Responsibilities
You are responsible for the selection, preparation and presentation of the sustainability information and the limited assurance
sustainability information in the Report in accordance with the criteria that management has speciﬁed as the basis for reporting that information, and for ensuring those criteria are made available to the Report users as applicable in each case.
You are also responsible for the identiﬁcation of stakeholders, stakeholder information requirements, material issues and
commitments with respect to sustainability performance; for the selection of appropriate criteria as the basis for reporting that sustainability information; and for the design, implementation and maintenance of effective internal controls sufﬁcient to enable preparation and presentation of the selected sustainability KPIs and related disclosures in the Report free from material misstatement, whether due to fraud or error.
In relation to application of the GRI Standards to preparation of the
Report, the directors are responsible for ensuring that the Report is prepared in accordance with the GRI Reporting Principles and the core-level GRI Standards.
Inherent limitations
Inherent limitations of assurance engagements include use of judgement and selective testing of data, which means that it is possible that fraud, error or non-compliance may occur and not be detected in the course of performing the engagement. Accordingly, there is some risk that a material misstatement may remain
undetected. Further, our assurance engagement is not designed to detect fraud or error that is immaterial.
Carbon emissions quantiﬁcation is subject to inherent uncertainty because of incomplete scientiﬁc knowledge used to determine
emissions factors and the values needed to combine emissions of different gases.
There are additional inherent risks associated with assurance engagements performed for non-ﬁnancial information given the characteristics of the subject matter and associated with the compilation of source data using deﬁnitions and methods for
determining, calculating, and estimating such information that are developed internally by management.
The absence of a signiﬁcant body of established practice on
which to draw, allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. The precision of
different measurement techniques may also vary. Qualitative
interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. In particular, where the information relies on factors derived by independent third parties, our assurance work has not included examination of the derivation of those factors and other third-party information.
Our Independence and Quality Control
We have complied with the Code of Ethics for Professional
Accountants issued by the International Ethics Standards Board for
Accountants as well the Code of Professional Conduct for Registered
Auditors issued by the Independent Regulatory Board for Auditors, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, conﬁdentiality and professional behaviour.
In accordance with International Standard on Quality Control 1,
Quality Control for Firms that Perform Audits and Reviews of
Financial Statements, and other Assurance and Related Service
Engagements, we maintain a comprehensive system of quality
control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
Our Responsibility
We have performed our assurance engagement in accordance with the terms of this engagement as agreed with AngloGold Ashanti, including performing the engagement in accordance with the
International Standard on Assurance Engagements (ISAE) 3000
(Revised), Assurance Engagements other than the Audits or Reviews of Historical Financial Information and ISAE 3410, Assurance
Engagements on Greenhouse Gas Statements, both issued by
the International Auditing and Assurance Standards Board. These
Standards require that we plan and perform our engagement in relation to the matters described above to obtain assurance (either limited or reasonable assurance, as applicable) that, as presented in the Report, they are free from material misstatement.
Reasonable assurance
Our responsibility is to perform the reasonable assurance
engagement to express our opinion on the sustainability information identiﬁed above.
A reasonable assurance engagement in accordance with ISAE
3000 (Revised) and ISAE 3410 involves assessing the suitability in the circumstances of AngloGold Ashanti’s basis of preparation and management criteria applied to report the sustainability information as disclosed in the Report. The engagement also
involves performing procedures to obtain sufﬁcient, appropriate evidence about the quantiﬁed sustainability information presented in the Report in accordance with the basis of preparation and applicable management criteria, including reasonableness of the estimates and assumptions used by AngloGold Ashanti. The
nature, timing and extent of the procedures selected depend on the practitioner’s judgement, including assessment of the risks of material misstatement, whether due to fraud or error and responding to the assessed risks as necessary in the circumstances. In making those risk assessments we considered internal control relevant to
AngloGold Ashanti’s preparation and presentation of the sustainability information in the Report for the purpose of determining the nature and extent of our assurance procedures. Our consideration of internal controls was solely for the stated purpose, and did not extend to assessing the effectiveness of those internal controls for any other purpose. Accordingly, we do not express any opinion or conclusion on the effectiveness of those internal controls.
A reasonable assurance engagement also involves evaluating the overall presentation of the selected sustainability KPIs and related disclosures in the Report, and whether the information presented in the Report is consistent with our ﬁndings, overall knowledge
INDEPENDENT ASSURANCE REPORT   C O N T I N U E D

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

and experience of AngloGold Ashanti’s sustainability/sustainable development performance.
Limited Assurance
Our responsibility is to perform our limited assurance engagement to express our conclusion on whether anything has come to our attention that causes us to believe that the limited assurance sustainability information described above is not prepared, in all material respects, in accordance with management’s criteria for those KPIs and in relation to management’s assertion that the
Report is in accordance with the core-level GRI Standards.
We have performed our limited assurance engagement in
accordance with the terms of reference for this engagement agreed with AngloGold Ashanti, including performing the engagement
in accordance with the International Standard on Assurance
Engagements (ISAE) 3000 (Revised), Assurance Engagements
other than Audits or Reviews of Historical Financial Information and ISAE 3410 Assurance Engagements on Greenhouse Gas
Statements, issued by the International Auditing and Assurance
Standards Board. This Standard requires that we plan and perform our engagement to obtain limited assurance about whether the limited assurance sustainability information as presented in the
Report is free from material misstatement.
A limited assurance engagement undertaken in accordance with
ISAE 3000 (Revised) and ISAE 3410, involves assessing the
suitability in the circumstances of AngloGold Ashanti’s use of the criteria speciﬁed as the basis of preparation used for the limited assurance sustainability information presented in the Report, assessing the risks of material misstatement thereof, whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the sustainability information in the Report.
A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including the understanding of internal control, and the procedures performed in response to the assessed risks.
Summary of work performed
The procedures we performed were based on our professional
judgement and included inquiries, observation of processes
performed, inspection of documents, analytical procedures, evaluating the appropriateness of quantiﬁcation methods and reporting policies, and agreeing or reconciling with underlying records.
Given the circumstances of the engagement, we completed the
following procedures as part of the work we performed as the basis for our assurance statement:
•
Procedures for both the reasonable and limited assurance
elements of the engagement:
•
Reviewed AngloGold Ashanti’s activities, processes and
documents at group-level that support the assertions and
claims made in the Report, including in respect of the
sustainability information that is within the engagement scope;
•
Interviewed management and senior executives to obtain
an understanding of the following matters as relevant to
the AngloGold Ashanti’s external reporting on material
sustainability issues:
•
Governance and accountability arrangements for
reporting the sustainability information, including adoption of governance practices aligned to the King IV Code
Principles and recommended practices for ensuring the
integrity of external reports;
•
Governance oversight of management’s process to identify
AngloGold Ashanti’s material sustainability issues, and
to establish performance targets for AngloGold Ashanti’s
material sustainability issues and monitor progress made to
achieving those targets;
•
Management’s processes for reporting progress on
AngloGold Ashanti’s sustainability issues to the AngloGold
Ashanti’s Board and internal assurance applied, including
for the sustainability information;
•
The basis of preparation used for reporting the
sustainability information, including criteria, and reporting deﬁnitions applied; and
•
The control environment, information systems and relevant
control activities applied to compiling information from
relevant data sources for reporting the sustainability
information, and for monitoring the integrity of the
information presented in the Report (but not for purpose
of evaluating the design of particular control activities,
obtaining evidence about their implementation or testing
their operating effectiveness);
• Evaluated whether the sustainability information within
the engagement scope, as presented in the Report are
consistent with our overall knowledge and experience
of sustainability management and performance at
AngloGold Ashanti.
• Based on results obtained from our procedures performed
(see below for reasonable and limited assurance elements
of the engagement), prepared our assurance statement
for inclusion in the Report. The format and content of
our assurance statement aligns with the requirements of
ISAE3000 (Revised) and ISAE3410.
Reasonable assurance
•
Sustainability information (per Appendix A):
• Conducted physical site visits at and remote reviews of
selected AngloGold Ashanti operations to understand how
site level data was collated and reported to the Group.
• Interviewed management and senior executives to obtain
an understanding of the internal control environment, risk
assessment process and information systems relevant to
reporting the sustainability information as well as identiﬁed
SD risks and opportunities;
• Tested the processes and systems used to generate,
collate, aggregate, monitor and report the sustainability
information by:
•
Testing the application of management’s criteria to the
reported sustainability information on a sample basis;

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

INDEPENDENT ASSURANCE REPORT   C O N T I N U E D
•
Documenting process and controls in place to prevent
misstatement of data and testing these processes and controls on a sample basis;
•
Performing analytical procedures to evaluate the relevant
data generation and reporting processes against
management’s criteria;
•
Inspecting supporting documentation on a sample basis
to corroborate the statements of management and senior
executives in our interviews;
•
Evaluating the reasonableness and appropriateness of
signiﬁcant estimates and judgements made by the directors
in preparing the sustainability information;
•
Established the existence of and documented the status of
implementation of systems and approaches that AngloGold
Ashanti is using to manage selected identiﬁed material SD risks and opportunities (ICMM Subject Matter 3).
Limited assurance
•
Limited assurance sustainability information (per Appendix A):
•
Conducted physical site visits at and remote reviews of
selected AngloGold Ashanti operations to understand how site level data was collated and reported to the Group.
•
Interviewed management and senior executives to obtain
an understanding of the internal control environment, risk
assessment process and information systems relevant to
reporting the limited assurance sustainability information as well as identiﬁed SD risks and opportunities;
•
Documented the processes and systems used to generate,
collate, aggregate, monitor and report the limited assurance sustainability information by:
•
Testing application of management’s criteria on a
sample basis;
•
Documenting the process and controls in place to prevent
misstatement of data;
•
Performing analytical procedures to evaluate the relevant
data generation and reporting processes against
management’s criteria;
•
Inspecting supporting documentation on a sample basis
to corroborate the statements of management and senior
executives in our interviews;
•
Evaluating the reasonableness and appropriateness of
signiﬁcant estimates and judgements made by the directors
in preparing the limited assurance sustainability information;
•
Examined the GRI content index prepared by management to
assess whether management has complied with all the GRI
Standards requirements for presenting the Report in accordance with the core-level GRI Standards, to obtain limited assurance about management’s assertion to that effect;
•
Reviewed AngloGold Ashanti’s policies and management
standards to determine their alignment with the ICMM’s 10 SD
Principles and Position Statements (ICMM Subject Matter 1); and
•
Evaluated processes to understand how AngloGold Ashanti
performs its own review of the business and of the views of tis stakeholders to assess its material SD risks and opportunities to inform its sustainable development reporting (ICMM Subject
Matter 2).
Other Matters
Information relating to prior reporting periods has not been subject to assurance procedures. Our report does not extend to any
disclosures or assertions relating to future performance plans and/
or strategies disclosed in the Report.
The maintenance and integrity of AngloGold Ashanti’s website is the responsibility of AngloGold Ashanti’s management. Our procedures did not involve consideration of these matters and, accordingly we accept no responsibility for any changes to either the sustainability information/limited assurance sustainability information presented in the Report or to our independent
assurance report that may have occurred since the initial date of presentation on AngloGold Ashanti’s website.
Restriction on use and liability
Our work has been undertaken to enable us to express our
opinions and conclusions on the matters stated above in our report provided to the directors of AngloGold Ashanti in accordance with the terms of our engagement, and for no other purpose. Our report is intended solely for the Directors of AngloGold Ashanti and should not be used by any other parties.
To the fullest extent permitted by the law, we do not accept or assume liability to any party other than the Directors of AngloGold
Ashanti, for our work, for this report, or for the conclusion we have reached. We agree to the publication of this assurance report in
AngloGold Ashanti’s Sustainable Development Report for the year ending 31 December 2019, provided it is clearly understood by recipients of the Report that they enjoy such receipt for information only and that we accept no duty of care to them whatsoever in respect of this report.
Ernst & Young Inc.
Dawid Petrus Venter
Director
Registered Auditor
102 Rivonia Road
Sandton
27 March 2020

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

Appendix A:
List of the selected sustainability disclosures and Key Performance Information (KPIs) that are within the scope of the assurance engagement
Category
Selected KPIs*
GRI
disclosure
Level of
assurance
Employee safety
Type of injury and rates of injury (including Injury Severity Rate) and number of work related fatalities
403-2
Employee and community
health issues
Occupational diseases (number of new Silicosis / TB / NIHL cases)
403-2
Workers with high incidences or high risk of diseases related to their occupation (number of new Malaria cases & MLTIFR)
403-3
Contributing to
resilient, self-sustaining
communities
Community investment (CSI)
201-1
Proportion of Senior Management hired from the local community at signiﬁcant locations of operation
202-2
Proportion of spending on locally-based suppliers at signiﬁcant locations of operation
204-1
Responsible
environmental
stewardship
Energy intensity
302-3
Total water withdrawal by source
303-1
Operational sites owned, leased, managed in or adjacent to
protected areas and areas of high biodiversity value outside protected areas
304-1
Total greenhouse gas (GHG) emissions
305-1
305-2
GHG emissions intensity
305-4
Total water discharge by quality and destination
306-1
Total number and volume of signiﬁcant spills
306-3
Monetary value of signiﬁcant ﬁnes and total number of non-
monetary sanctions for non-compliance with environmental laws and regulations
307-1
Total amounts of overburden, rock, tailings, and sludges and their associated risks
MM3

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

Category
Selected KPIs*
GRI
disclosure
Level of
assurance
Integrated closure
planning
Amount of land (owned, or managed) disturbed or rehabilitated
MM1
Number of operations with closure plans
MM10
Artisanal and small-scale
mining (legal and illegal)
Number (and percentage) or company operating sites where ASM takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks
MM8
Employee, community
and asset security
The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes
MM7
Sites where resettlement took place, including number of
households affected
MM9
Respecting human rights
Percentage of security personnel trained in the organisation’s policies and procedures concerning aspects of human rights
(VPSHR) that are relevant to operation
410-1
Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments
412-1
Percentage of new suppliers that were screened using labour
practices / human rights impacts criteria
414-1
Number of grievances about human rights impacts / impacts on society ﬁled, addressed and resolved through formal grievance mechanisms
103-2
Signiﬁcant actual and potential negative human rights impacts in the supply chain and actions taken (3
rd
party incidents / injuries /
fatalities related to security interventions)
414-2
Talent management,
skills development and
employee relations
Number of strikes and lockouts exceeding 1 weeks duration,
by country
MM4
Programmes for skills management and lifelong learning that
support the continued employability of employees and assist them in managing career endings
404-2
Navigating regulatory
and political uncertainty
and risk
Royalties and taxes paid to government in terms of Extractive
Industries Transparency Initiative (EITI) Principles
201-1
Material SD risks and opportunities and views and expectations of stakeholders
ICMM
Subject
Matter 2
*
Note: AngloGold Ashanti’s measurement and reporting criteria applied to report this sustainability information in the 2019 Sustainable Development Report can be viewed at the following website link: http://www.rair-dev.co.za/AGA/sr/overview/this-report
INDEPENDENT ASSURANCE REPORT   C O N T I N U E D

ABOUT ANGLOGOLD ASHANTI
LEADERSHIP MESSAGES
2019
<SR>

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
Ernst & Young Inc.
Ofﬁces
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662
Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KPM Dushnisky
§
(Chief Executive Ofﬁcer)
KC Ramon
^
(Chief Financial Ofﬁcer)
Non-executive
SM Pityana
^
(Chairman)
AM Ferguson*
AH Garner
#
R Gasant
^
NP January-Bardill
^
NVB Magubane
^
M Ramos
^
MDC Richter
#
RJ Ruston~
JE Tilk
§
* British
§
Canadian
#
American
~ Australian
^
South African
Ofﬁcers
Executive Vice President: General Counsel,
Compliance and Company Secretary
ME Sanz Perez
Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS
ADMINISTRATION AND CORPORATE INFORMATION
4482/19

OUR STRATEGY
MATERIAL ISSUES
COMPLIANCE

www.anglogoldashanti.com
www.aga-reports.com
Certain statements contained in this document, other than
statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and ﬁnancial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reﬂected in such forward-looking statements and forecasts are reasonable, no
assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, ﬂuctuations in gold prices and exchange rates, (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F
ﬁled with the United States Securities and Exchange Commission.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date hereof or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements
attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein.
Non-GAAP ﬁnancial measures
This communication may contain certain “Non-GAAP” ﬁnancial
measures. AngloGold Ashanti utilises certain Non-GAAP
performance measures and ratios in managing its business. Non-
GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
FORWARD LOOKING STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020
By:
/s/ M E SANZ PEREZ________
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited